Exhibit 99.1

SHARE PURCHASE AGREEMENT

BY AND AMONG

Luokung Technology Corp.

Beijing Zhong Chuan Shi Xun Technology Limited

Saleya Holdings Limited

eMapgo Technologies (Beijing) Co., Ltd.

Beijing DMG Infotech Co., Ltd.

and

The Selling Shareholders Named Herein

Dated as of [*], 2019

i

SCHEDULES AND EXHIBITS

Schedule A	Selling Shareholders, Purchased Shares and Purchased Equity Interests
Schedule B	Outgoing Directors
Schedule C	Senior Managers and Key Employees
Exhibit A	Form of Resignation and Release Letters
Exhibit B	Form of Instrument of Transfer
Exhibit C	Notice
Exhibit D	Form of Onshore Equity Transfer Agreement

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of [*] , 2019, is entered into by and among (i) Luokung Technology Corp., a company incorporated under the Laws of the British Virgin Islands (the “Purchaser” or the “Issuer”), (ii) Beijing Zhong Chuan Shi Xun Technology Limited (北京中传视讯科技有限公司), a company incorporated under the Laws of the PRC (the “Domestic Purchaser”), (iii) Saleya Holdings Limited, a company incorporated under the Laws of the British Virgin Islands (the “Company”), (iv) the Persons set forth in Schedule A hereto under the column of “Offshore Selling Shareholder” (collectively, the “Offshore Selling Shareholders” and individually an “Offshore Selling Shareholder”), (v) the Persons set forth in Schedule A hereto under the column of “Onshore Selling Shareholder” (collectively, the “Onshore Selling Shareholders” and individually an “Onshore Selling Shareholder”, together with Offshore Selling Shareholders, the “Selling Shareholders” and individually a “Selling Shareholder”, for the avoidance of doubt, to the person that is set forth as both Onshore Selling Shareholder and Offshore Selling Shareholder simultaneously, such person shall undertake the obligations and have the right of the Onshore Selling Shareholder or Offshore Selling Shareholder wherever applicable), (vi) eMapgo Technologies (Beijing) Co., Ltd. (易图通科技（北京）有限公司), a limited liability company organized and existing under the Laws of the PRC (the “Onshore Opco”), and (vii) Beijing DMG Infotech Co., Ltd. (北京龙图通信息技术有限公司), a limited liability company organized and existing under the Laws of the PRC (the “WFOE”). The Purchaser, the Domestic Purchaser, the Company, the Selling Shareholders, the Onshore Opco and the WFOE are referred to in this Agreement collectively as the “Parties” and individually as a “Party”.

W I T N E S S E T H:

WHEREAS, each Offshore Selling Shareholder owns the number and type of Shares (as defined below) as set forth opposite such Offshore Selling Shareholder’s name in Schedule A under the heading “Purchased Shares”;

WHEREAS, each Offshore Selling Shareholder desires to sell to the Purchaser, and the Purchaser desires to purchase from each Offshore Selling Shareholder, on the terms and subject to the conditions set forth herein, such number and type of Shares as set forth opposite such Offshore Selling Shareholder’s name in SCHEDULE A under the heading “Purchased Shares”; and

WHEREAS, the Onshore Opco is controlled by the Company through Control Document and each Onshore Selling Shareholder desires to sell to the Domestic Purchaser, and the Domestic Purchaser desires to purchase from each Onshore Selling Shareholder, on the terms and subject to the conditions set forth herein, such number of the equity interests in the Onshore Opco set forth opposite such Onshore Selling Shareholder’s name in SCHEDULE A under the heading “Purchased Equity Interests”.

WHEREAS, the Domestic Purchaser is controlled by Purchaser.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Parties hereby agree as follows:

Article I

Definitions

Section 1.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Government Authority.

“Affiliate” means, (a) with respect to any Person that is an individual, his or her Immediate Family Members and (b) with respect to any Person that is not an individual, any other Person that directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

“Aggregate Purchase Price” has the meaning ascribed to it in Section 2.4.

“Agreement” has the meaning ascribed to it in the Preamble.

“Annual Consolidated Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Anti-Corruption Laws” has the meaning ascribed to it in Section 3.16(d).

“Applicable Accounting Standard” means Accounting Standards for Business Enterprises and other relevant accounting regulations issued by the Ministry of Finance of the PRC and any amendments and modifications thereto.

“Balance Sheet Date” has the meaning ascribed to it in Section 3.7(a).

“Benefit Plan” has the meaning ascribed to it in Section 3.17.

“Bulletin 7” means Bulletin No. 7 issued by the PRC State Administration of Taxation on February 3, 2015, titled “Bulletin on Certain Questions relating to the Enterprise Income Tax of Indirect Transfers of Assets by Non-Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告)”, and any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Business” means, in respect of a Group Company, the business as it currently conducts and as it currently proposes to conduct and, in respect of the Group Companies, the business as the Group Companies currently conduct and as they currently propose to conduct.

“Business Day” means (a) a day other than a Saturday or Sunday, or (b) any other day on which banks in the PRC or Hong Kong are not required or authorized to be closed.

“Circular 37” means the Circular No. 37 (汇发[2014]37号) issued by the PRC State Administration of Foreign Exchange on July 4, 2014, titled “Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Investment and Financing and Round Trip Investment via Special Purpose Companies (国家外汇管理局关于境内居民通过特殊目的公司境外投融资及返程投资外汇管理有关问题的通知)”, including any amendment, implementing rules, or official interpretation thereof or any replacement, successor or alternative legislation having the same subject matter thereof.

“Closing” has the meaning ascribed to it in Section 2.5.

“Closing Date” has the meaning ascribed to it in Section 2.5.

“Company” has the meaning ascribed to it in the Preamble.

“Company Fundamental Warranties” has the meaning ascribed to it in Section 7.2(a).

“Company Intellectual Property” has the meaning ascribed to it in Section 3.13(a).

“Company IP Agreements” means (a) licenses of Company Intellectual Property by any Group Company to any third party, (b) licenses of Intellectual Property by any third party to any Group Company, (c) agreements between any Group Company and any third party relating to the development or use of Intellectual Property, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Company Intellectual Property.

“Company Options” means option awards granted under the Company Share Incentive Plan that entitle the holder thereof to purchase Shares upon the vesting of such award.

“Company Representatives” has the meaning ascribed to in Section 3.16(d).

“Company Security Holder” has the meaning ascribed to it in Section 3.16(i).

“Company Share Award Disclosure Schedule” has the meaning ascribed to it in Section 3.4(c).

“Company Share Awards” means the share-based awards granted or to be granted under the Company Share Incentive Plan, including the Company Options.

“Company Share Incentive Plan” means the employee stock option plan adopted by director resolution dated October 12, 2007, as amended from time to time.

“Contract” means any contract, agreement, indenture, note, bond, mortgage, loan, instrument, lease, franchise, license, and other legally binding arrangement (whether written or oral).

“Control” (including the terms “Controlled by” and “under common Control with”) with respect to any Person means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the management, policies or affairs of such Person, whether through ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Control Documents” has the meaning ascribed to it in Section 3.5(c).

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, executed and delivered by the Warrantors to the Purchaser prior to date of the Payment.

“Domestic Companies” means the WFOE, the Onshore Opco and Tongxiang Feihu Zhihang Technology Co., Ltd. (桐乡飞狐智行科技有限公司).

“Environmental Law” means all applicable Laws relating to the protection, conservation and recovery of the environment, as well as the sustainable use of natural resources in order to enhance the lives of individuals, thus procuring for the public health and safety.

“Existing Articles” means the Fourth Amended and Restated Memorandum and Articles of Association of the Company, dated as of April 3, 2018, as may be amended from time to time.

“Existing Shareholders Agreement” means the Amended and Restated Shareholders Agreement, dated as of April 3, 2018 and as may be amended from time to time, by and among the Company and certain other parties thereto.

“Exchange Rate” has the meaning ascribed to it in Section 1.2(a)(vii)

“Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Founder Fundamental Warranties” has the meaning ascribed to it in Section 7.2(a).

“Founders” has the meaning Zhi-Xun Wang (王志勋), Hong-Bin Lu (陆洪彬), Zhi-Gang Wang (王志钢), Guan-Hua Fu (符冠华), YEH, MING TUNG (叶明通) and Rui-Xia Ding (丁蕊霞).

“Government Authority” means supranational, national, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, and any securities exchange on which the securities of any Party or its Affiliates are listed.

“Government Entity” means any (i) Government Authority, (ii) public international organization or (iii) company, business, enterprise or other entity owned or controlled by any such Government Authority or public international organization.

“Government Official” means any officer, employee or ceremonial office holder of any government or instrumentality thereof at any level, any political party or public international organization, any political candidate, any royal family member, any director, officer or employee of any state-owned, state-controlled or state-operated enterprise or entity and any other Person connected with any of the foregoing.

“Group Companies” means the Company and any Person (other than a natural person) (i) that is directly or indirectly Controlled by the Company, or (ii) whose results of operation and financial condition are consolidated with those of the Company for financial reporting purposes in accordance with the Applicable Accounting Standard. For the avoidance of doubt, Group Companies include the Domestic Companies.

“HKIAC Rules” has the meaning ascribed to it in Section 10.3(a).

“Immediate Family Members”, with respect to any natural Person, (a) such Person’s spouse, parents, parents-in-law, grandparents, children, grandchildren, siblings and siblings-in-law (in each case whether adoptive or biological), (b) spouses of such Person’s children, grandchildren and siblings (in each case whether adoptive or biological) and (c) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

“Indebtedness” of any Person means, without duplication, (i) the principal of and, accreted value, accrued and unpaid interest, prepayment premiums or penalties and fees and expenses or similar breakage costs or other fees required to be paid under such indebtedness to be satisfied and discharged in full in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations (contingent or otherwise) of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention in the ordinary course of business consistent with the past practice of such Person); (iii) all capitalized lease obligations; (iv) all obligations and Liabilities payable upon termination of interest rate protection agreements, foreign currency exchange agreements or other interest rate or exchange rate hedging or swap arrangements; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Party” has the meaning ascribed to it in Section 9.2(e)(i).

“Indemnifying Party” has the meaning ascribed to it in Section 9.2(e)(i).

“Intellectual Property” means all U.S. and non-U.S. intellectual property, including (i) all intellectual property rights in inventions, discoveries, and processes, and all patents, and patent disclosures, (ii) all trademarks, service marks, trade names, brand names, trade dress rights, logos, Internet domain names and corporate names, and, to the extent recognized under applicable Laws, other source indicators, and the goodwill of the business symbolized thereby, (iii) all copyrights and works of authorship in any media, including all designs, (iv) all computer software, databases and programs, (v) all trade secrets, know-how, and other proprietary or confidential information and (vi) all applications, registrations, renewals, foreign counterparts, extensions, continuations, continuations-in-part, re-examinations, reissues, and divisionals of the foregoing.

“Interim Consolidated Financial Statements” has the meaning ascribed to it in Section 3.7(a).

“Knowledge” means the knowledge actually possessed, or should have been possessed after due inquiry.

“Law” means any foreign, federal, state, municipal or local law, statute, code, ordinance, rule, decree, regulation or any common law of any Government Authority or jurisdiction.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings or investigations (whether civil or criminal, judicial or administrative, at law or in equity, or public or private) by or before a Government Authority.

“Liability” means any indebtedness, direct liability or obligation (whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due), including those arising under any Law, Order, Legal Proceeding or Contract and including all costs and expenses relating thereto.

“Licensed Intellectual Property” means Intellectual Property licensed to any Group Company pursuant to the Company IP Agreements to which it is a party.

“Lien” means any lien (including, without limitation, tax lien), encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, restrictive covenant, right of first refusal, right of first offer, easement, servitude or restriction of any kind, including, without limitation on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“LKCO Common Share(s)” means common share(s), par value of US$0.01per share, of the Luokung Technology Corp..

“Long Stop Date” means September 30, 2019.

“Losses” has the meaning ascribed to it in Section 9.2(a).

“Majority Offshore Selling Shareholder” means those Offshore Selling Shareholders whose Purchased Shares collectively represent at least 70% of all Purchased Shares on an as-converted basis. For the avoidance of doubt, the Majority Offshore Selling Shareholder shall include Global Earth Venture Limited and Global Earth Holdings Limited.

“Material Adverse Effect” means any change, circumstance, event or effect that, individually or in the aggregate, is or would be or would reasonably be expected to have a materially adverse to (a) the business, operations, assets, Liabilities, condition (financial or otherwise) or results of operations of the Group Companies or the Purchaser (as applicable), taken as a whole; or (b) the ability of the Company or any Offshore Selling Shareholders or the Purchaser (as applicable) to consummate the transactions contemplated by this Agreement and to perform its obligations hereunder.

“Material Contract” has the meaning ascribed to it in Section 3.15(a).

“Material License” means all franchises, permits, licenses, approvals, authorizations and any similar document issued or granted by any Government Authority that are, individually or in the aggregate, material for the conduct of the Business of the Group Companies.

“New Articles” means the memorandum and articles of association of the Company, amending and restating the Existing Articles in the entirety, to be adopted and become effective in accordance with applicable Laws upon the Closing.

“Onshore Equity Transfer” has the meaning ascribed to it in Section 2.3.

“Onshore Purchase Price” has the meaning ascribed to it in Section 2.4.

“Order” means any written order, injunction, judgment, decree, legally binding notice, ruling, writ, assessment or arbitration award of a Government Authority.

“Ordinary Shares” means the ordinary shares, par value US$0.001 per share, in the capital of the Company.

“Outgoing Directors” means the individuals indicated as an “Outgoing Director” in SCHEDULE B hereto.

“Party” means a party to this Agreement.

“Payment” has the meaning ascribed to it in Section 2.8.

“Permit” means any approval, authorization, consent, license, permit or certificate of or issued by a Government Authority.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Government Authority or other entity.

“PRC” or “China” means the People’s Republic of China, excluding, for purposes of this Agreement, Hong Kong, Macau and Taiwan.

“Preferred Shares” means, collectively, the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares, of the Company.

“Prohibited Payment” has the meaning ascribed to it in Section 3.16(d).

“Purchased Shares” has the meaning ascribed to it in Section 2.1.

“Purchaser” has the meaning ascribed to it in the Preamble.

“Purchaser Indemnitees” has the meaning ascribed to it in Section 9.2(a).

“Related Parties” means (i) the members or shareholders or equity interest holders (in each case, whether direct or indirect, but excluding any Group Company) of any Group Company, (ii) the directors, officers and Senior Managers and Key Employees of any Group Company, and (iii) the Affiliates of the Persons enumerated under (i) and (ii).

“Related Party Contracts” has the meaning ascribed to it in Section 3.18(a).

“Release” has the meaning ascribed to it in Section 6.10(a).

“Released Claims” has the meaning ascribed to it in Section 6.10(a).

“Released Persons” has the meaning ascribed to it in Section 6.10(a).

“Releasing Persons” has the meaning ascribed to it in Section 6.10(a).

“Relevant PRC Tax Authority” has the meaning ascribed to it in Section 6.8(b).

“Restricted Period” has the meaning ascribed to it in Section 6.18.

“Reporting Transactions” has the meaning ascribed to in Section 6.8(b).

“RMB” means Renminbi, the lawful currency of the PRC.

“SAFE” means the State Administration of Foreign Exchange.

“SAFE Regulations” has the meaning ascribed to it in Section 3.16(i).

“SAMR” means the State Administration for Market Regulation and its relevant local offices.

“Securities” has the meaning ascribed to it in Section 6.18.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Shareholder” has the meaning ascribed to it in the Preamble.

“Offshore Selling Shareholder Bank Account” has the meaning ascribed to it in Section 6.14.

“Selling Shareholder Fundamental Warranties” has the meaning ascribed to it in Section 7.2(a).

“Senior Managers and Key Employees” means the individuals indicated in SCHEDULE C hereto.

“Series A Preferred Shares” means the Series A preferred shares, par value US$0.001 per share, in the share capital of the Company.

“Series B Preferred Shares” means the Series B preferred shares, par value US$0.001 per share, in the share capital of the Company.

“Series C Preferred Shares” means the Series C preferred shares, par value US$0.001 per share, in the share capital of the Company.

“Series D Preferred Shares” means the Series D preferred shares, par value US$0.001 per share, in the share capital of the Company.

“Shares” means the shares in the capital of the Company, being the Ordinary Shares and the Preferred Shares.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Tax” or “Taxes” means (i) in the PRC: (a) any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, including, without limitation, all net income (including enterprise income tax and individual income withholding tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, (b) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Government Authority in connection with any item described in clause (a) above, and (c) any form of transferor liability imposed by any Government Authority in connection with any item described in clauses (a) and (b) above, and (ii) in any jurisdiction other than the PRC: all similar liabilities as described in clause (i) above.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes any Group Company.

“Third Party Claim” has the meaning ascribed to it in Section 9.2(e)(ii).

“Transaction Documents” means this Agreement, the Onshore Equity Transfer Agreement, the Instrument of Transfer, and other agreements, documents, or instruments or certificates designated as such by all Parties in connection with the transactions contemplated by this Agreement.

“Transaction Expenses” has the meaning ascribed to it in Section 10.1.

“US$”, “$” or “USD” means United States dollars, the lawful currency of the United States.

“Warrantors” means the Founders.

Section 1.2 Interpretation and Rules of Construction.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) the provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement;

(ii) any reference in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. All Exhibits and Schedules hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein;

(iii) any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(iv) the word “including” or any variation thereof means (unless the context of its usage otherwise requires) “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(v) words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires;

(vi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded; and

(vii) if the conversion between USD and RMB is necessary for the purposes of this Agreement, unless specifically provided otherwise, such conversion shall be conducted at the RMB:USD middle exchange rate last published by China Foreign Exchange Trade System under the authorization of the People’s Bank of China as of the date that is twenty (20) Business Days prior to the date the relevant payment or calculation is to be made (“Exchange Rate”).

(b) The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Article II

Sale and Purchase of Shares and Equity Interest

Section 2.1 Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, at the Closing, each Offshore Selling Shareholder shall sell to the Purchaser, and the Purchaser shall purchase from each Offshore Selling Shareholder, such number and type of Shares set forth opposite such Offshore Selling Shareholder’s name under the heading “Purchased Shares” in SCHEDULE A (the “Purchased Shares” of such Offshore Selling Shareholder), free and clear of all Liens.

Section 2.2 Offshore Purchase Price. The aggregate purchase price for all Purchased Shares of all Offshore Selling Shareholders (the “Aggregate Offshore Purchase Price”) shall consist (i) a cash amount of USD equivalents of RMB404,276,276 and (ii) a number of LKCO Common Shares equivalents of RMB127,028,593 with issuing price of USD 7.00 per share (the number of share is subject to the further adjustment according to the Exchange Rate at the Closing Date). With respect to each Offshore Selling Shareholder, the aggregate offshore purchase price for all Purchased Shares of such Offshore Selling Shareholder (the “Offshore Purchase Price” for such Offshore Selling Shareholder) shall be the respective cash amount and the amount of LKCO Common Shares sets forth opposite such Offshore Selling Shareholder’s name under the headings “Purchase Price - Cash” and “Purchase Price - Share” in SCHEDULE A.

Section 2.3 Onshore Equity Transfer. Upon the terms and subject to the conditions contained herein, at the Closing, each Onshore Selling Shareholder shall sell to Domestic Purchaser, and Domestic Purchaser shall purchase from each Onshore Selling Shareholder, such number of the equity interest set forth opposite such Onshore Selling Shareholder’s name in Schedule A under the heading “Purchased Equity Interests” (the “Purchased Equity Interests” of such Onshore Selling Shareholder), free and clear of all Liens (other than any Liens created pursuant to the Control Documents) (the “Onshore Equity Transfer”).

Section 2.4 Onshore Purchase Price. The aggregate purchase price for all Purchased Equity Interests of all Onshore Selling Shareholders (the “Aggregate Onshore Purchase Price”, together with the Aggregate Offshore Purchase Price, the “Aggregate Purchase Price”) shall be a cash amount of RMB305,291,637. With respect to each Onshore Selling Shareholder, the onshore purchase price for all Purchased Equity Interests of such Onshore Selling Shareholder (the “Onshore Purchase Price” for such Onshore Selling Shareholder) shall be set forth opposite such Onshore Selling Shareholder’s name under the heading “Onshore Purchase Price” in SCHEDULE A.

Section 2.5 Closing Date.

(a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Shares of the Offshore Selling Shareholders (the “Offshore Closing”) and the Purchased Equity Interests of the Onshore Selling Shareholder (the “Onshore Closing”, together with the Offshore Closing, the “Closing”) as contemplated by this Agreement shall take place via the remote exchange of electronic documents and signatures, on a date that is no later than the fifth (5th) day after the satisfaction or valid waiver of each of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), which shall occur on or prior to September 30, 2019, unless another time, date or place is agreed to in writing by the Purchaser and all Offshore Selling Shareholders (the date on which the Closing occurs, the “Closing Date”)

(b) Unless agreed in writing by all Parties, the Onshore Closing and Offshore Closing shall occur on the same day. Where all the Parties decide that the Onshore Closing and the Offshore Closing will not take place at the same day, a written supplementary agreement to this Agreement with respect to the procedure of the Closing shall be entered into by all Parties to this Agreement.

Section 2.6 Closing Deliveries for the Offshore Closing.

(a) Offshore Closing Deliveries by the Company and Offshore Selling Shareholders. At the Offshore Closing, the Company shall, and the Founders shall procure the Company to, deliver or cause to be delivered to the Purchaser:

(i) written resolutions duly and validly signed by all the directors of the Company, evidencing the authorization by the board of directors of the Company of the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including (A) the resignation of the Outgoing Directors appointed by the Offshore Selling Shareholders which sell all of their respective Purchased Shares at the Closing (the effectiveness of which may be conditioned upon the Closing); (B) appointment of individuals assigned by the Purchaser as the directors of the Company; (C) the transfer of the Purchased Shares of all of the Offshore Selling Shareholders as contemplated by this Agreement, (D) the adoption of the New Articles; (E) the termination of Existing Shareholders Agreement in accordance with its terms and Section 6.11, and (F) the termination of Company Share Incentive Plan, in each case of (A) through (F), subject to applicable Laws, effective no later than the Closing;

(ii) written resolutions duly and validly signed by all the shareholders of the Company, evidencing the shareholders’ authorization of the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including (A) the resignation of the Outgoing Directors appointed by the Offshore Selling Shareholders which sell all of their respective Purchased Shares at the Closing (the effectiveness of which may be conditioned upon the Closing); (B) appointment of individuals assigned by the Purchaser as the directors of the Company; (C) the transfer of the Purchased Shares of all of the Offshore Selling Shareholders as contemplated by this Agreement; (D) the adoption of New Articles; (E) the termination of Existing Shareholders Agreement in accordance with its terms and Section 6.11, and (F) the termination of Company Share Incentive Plan, in each case of (A) through (F), subject to applicable Laws, effective no later than the Closing; as far as the adoption of the New Articles is concerned, it should be passed by a special resolution by the shareholders of the Company;

(iii) duly executed irrevocable resignation and release letters (the effectiveness of which may be conditioned upon the Closing), dated no later than the Closing Date, of each of the Outgoing Directors of the Company, in the form set forth in EXHIBIT A hereto;

(iv) an irrevocable instrument of transfer in the form of EXHIBIT B hereto with respect to the Purchased Shares of such Offshore Selling Shareholder, duly executed by such Offshore Selling Shareholder;

(v) the original share certificate(s) representing the Purchased Shares of such Offshore Selling Shareholder or, if such original share certificate(s) could not be returned to the Company at the Closing, an affidavit and indemnity for lost share certificate in form and substance acceptable to the registered agent of the Company and the Purchaser in respect of the Purchased Shares of such Offshore Selling Shareholder;

(vi) the duly executed Disclosure Schedule in form and substance satisfactory to the Purchaser; and

(vii) duly executed irrevocable application by the Founders for the amount of LKCO Common Shares under the headings “Purchase Price - Share” in SCHEDULE A.

(viii) a notice of termination duly issued by each Person listed in Company Share Award Disclosure Schedule for its termination of participation in Company Share Incentive Plan.

(b) Offshore Closing Deliveries by the Company. At the Offshore Closing, in addition to the closing deliveries set forth in Section 2.6(a), the Company shall, and the Founders shall procure the Company to, deliver or cause to be delivered to the Purchaser:

(i) a copy of the register of members of the Company, dated as of the Closing Date and duly certified by the registered office provider of the Company, evidencing that the Purchaser is the owner of all the Purchased Shares, free and clear of all Liens;

(ii) one or more share certificates in the name of the Purchaser, dated as of the Closing Date and duly executed on behalf of the Company, collectively evidencing the ownership by the Purchaser of all of the Purchased Shares;

(iii) a copy of the register of directors of the Company, dated as of the Closing Date and duly certified by the registered office provider of the Company, evidencing the resignation of each of the Outgoing Directors appointed by the Offshore Selling Shareholders which sell all of their respective Purchased Shares at the Closing as directors of the Company and appointment of director(s) nominated by the Purchaser;

(iv) the following items in respect of each of the Group Companies:

1) the USB Keys (U盾) and other electronic devices to operate all its existing bank accounts (if applicable); and

2) duly executed originals of all the forms and documents required by the relevant banks to effect the change of authorized signatures to all of its bank accounts, as determined by the Purchaser.

(v) a certificate of good standing of the Company, dated as of a date no earlier than ten (10) Business Days prior to the Closing Date, issued by the Registrar of Corporate Affairs of the British Virgin Islands;

(vi) a certificate of incumbency of the Company, dated as of a date no earlier than ten (10) Business Days prior to the Closing Date, issued by the Registered Agent of the Company; and

(vii) a duly executed letter from the Company to its registered office provider to change the client of record to the Purchaser.

(c) Offshore Closing Deliveries by the Offshore Selling Shareholders. At the Offshore Closing, in addition to the closing deliveries set forth in Section 2.6(a), each Offshore Selling Shareholder (other than a natural person) shall deliver or cause to be delivered to the Purchaser written resolutions duly and validly adopted by the board of directors, shareholders and/or other equivalent corporate organs of such Offshore Selling Shareholder (other than a natural person), evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(d) Offshore Closing Deliveries by the Purchaser. At the Offshore Closing, the Purchaser shall deliver or cause to be delivered to each Offshore Selling Shareholder:

(i) a copy of the register of directors of the Purchaser;

(ii) written resolutions duly and validly signed by all the directors of the Purchaser, evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(iii) a certificate signed by the Purchaser, certifying that all the conditions set forth under this Agreement for (except to the extent such conditions relate to the Purchaser and the Domestic Purchaser) have been satisfied upon receiving the certificate from the Founders pursuant to Section 7.2(e).

Section 2.7 Closing Deliveries for the Onshore Closing.

(a) Onshore Closing Deliveries by the WFOE, the Onshore Opco and the Onshore Selling Shareholders. At the Onshore Closing, the WFOE and the Onshore Opco shall, and the Founders shall procure the WFOE and the Onshore Opco to, deliver to the Domestic Purchaser:

(i) written resolutions duly and validly signed by all the director of the WFOE and Onshore Opco, evidencing (A) the resignation of the Outgoing Directors, legal representatives, or supervisors appointed by the Onshore Selling Shareholders to the Onshore Opco or the Company to the WFOE; (B) appointment of the individuals assigned by the Domestic Purchaser as directors, legal representatives, or supervisors to the Onshore Opco and WFOE; (C) the transfer of the Purchased Equity Interests of all of the Onshore Selling Shareholders as contemplated by this Agreement, (D) the adoption of the new articles of association of Onshore Opco satisfactory to the Domestic Purchaser; and (E) the termination of Control Documents, in each case of (A) through (E), effective no later than the Closing;

(ii) written resolutions duly and validly signed by all the shareholders of the WFOE and Onshore Opco, evidencing (A) the resignation of the Outgoing Directors, legal representatives, or supervisors appointed by the Onshore Selling Shareholders to the Onshore Opco or the Company to the WFOE; (B) appointment of the individuals assigned by the Domestic Purchaser as directors, legal representatives, or supervisors of the Onshore Opco and WFOE; (C) the transfer of the Purchased Equity Interests of all of the Onshore Selling Shareholders as contemplated by this Agreement, (D) the adoption of the new articles of association of the Onshore Opco satisfactory to the Domestic Purchaser; and (E) the termination of Control Documents, in each case of (A) through (E), effective no later than the Closing;

(iii) an irrevocable Equity Transfer Agreement in the form of EXHIBIT D hereto with respect to the Purchased Equity Interests of such Onshore Selling Shareholder, duly executed by such Onshore Selling Shareholder respectively;

(iv) a termination agreement with respect to termination of Control Documents;

(v) a filing acceptance letter (“受理通知书”) issued by competent SAMR in related to (A) the Onshore Equity Transfer; (B) the appointment of the individuals assigned by the Domestic Purchaser as directors, legal representatives, or supervisors to the Onshore Opco and WFOE; (C) adoption of new articles of association of Onshore Opco satisfactory to the Domestic Purchaser.

(b) Onshore Closing Deliveries by the Onshore Selling Shareholders. At the Onshore Closing, in addition to the closing deliveries set forth in Section 2.7(a), each Onshore Selling Shareholder (other than a natural person) shall deliver or cause to be delivered to the Domestic Purchaser written resolutions duly and validly adopted by the board of directors, shareholders and/or other equivalent corporate organs of such Onshore Selling Shareholder (other than a natural person), evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(c) Onshore Closing Deliveries by the Domestic Purchaser. At the Onshore Closing, the Domestic Purchaser shall deliver or cause to be delivered to Onshore Selling Shareholder:

(i) written resolutions duly and validly signed by all the director of the Domestic Purchaser, evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(ii) written resolutions duly and validly signed by all the shareholders of the Domestic Purchaser, evidencing its authorization of the execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby.

(iii) a certificate signed by the Domestic Purchaser, certifying that all the conditions set forth under this Agreement for (except to the extent such conditions relate to the Purchaser and the Domestic Purchaser) have been satisfied upon receiving the certificate from the Founders pursuant to Section 7.2(e).

Section 2.8 Payment of Purchase Price.

(a) The Purchaser shall, as soon as possible after the Closing but in any event on or before the three (3) Business Days after the Closing Date, (i) deliver or caused to be delivered to each Founder, a duly issued share certificate in the name of such Founder representing the LKCO Common Shares with the number set forth opposite such Founder’s name under the heading “Purchase Price - Share” in SCHEDULE A hereto and with a restricted legend in the form directed by the Purchaser set forth on such share certificate and a restricted legend pursuant to the lock up agreement set forth in Section 6.18 , and (ii) deliver or cause to be delivered to each Offshore Selling Shareholder, an amount set forth opposite such Offshore Selling Shareholder’s name under the heading “Purchase Price - Cash ” in SCHEDULE A (the “Offshore Payment”).

(b) The Domestic Purchaser shall, as soon as possible after the Closing but in in any event on or before the three (3) Business Days after the Closing Date, deliver or cause to be delivered to each Onshore Selling Shareholder, an amount set forth opposite such Onshore Selling Shareholder’s name under the heading “Onshore Purchase Price” in Schedule A (the “Onshore Payment”, together with the Offshore Payment, the “Payment”).

Article III

Representations and Warranties with respect to Group Companies

Each of the Warrantors, severally and jointly, represents and warrants to the Purchaser that the statements contained in this Article III are true, correct and complete as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date).

Section 3.1 Organization and Good Standing. The Company is a company duly organized, validly existing and in good standing under the Laws of the British Virgin Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization. Complete and correct copies of the Existing Articles, which are in full force and effect as of the date hereof and immediately prior to the adoption of the New Articles as of the Closing and which have not been amended in any way prior to the adoption of the New Articles, have been made available to the Purchaser.

Section 3.2 Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the other Transaction Documents to which the Company is a party will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which the Company is a party will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms.

Section 3.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by the Company of this Agreement or the other Transaction Documents to which the Company is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will material breach or conflict with, or result in any material violation of or default (with or without notice or lapse of time, or both) or loss of a benefit under, or give rise to a right of termination, consent or cancellation or increase in any material fee, liability or obligation under, any provision of (i) the Existing Articles or the memorandum and articles of association or comparable organizational documents of any other Group Company; (ii) any Material Contract or Material License; (iii) any Order applicable to any Group Company or by which any of the properties or assets of any Group Company are bound; or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required on the part any Group Company in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for any right of first refusal, right of first offer, pre-emptive right, co-sale right, or any similar rights that the Company’s shareholders may have, whether pursuant to the Existing Shareholders Agreement or the Existing Articles or otherwise.

Section 3.4 Capitalization.

(a) As of the date hereof and as of the Closing Date, the entire share capital of the Company consists of

(i) 31,932,561 authorized Preferred Shares, of which (A) 6,745,455 shares are designated as Series A Preferred Shares, all of which are issued and outstanding; (B) 6,372,347 shares of which are designated as Series B Preferred Shares, 5,878,182 of which are issued and outstanding, (C) 11,734,616 shares are designated as Series C Preferred Shares, all of which are issued and outstanding, (D) 7,080,143 shares are designated as Series D Preferred Shares, all of which are issued and outstanding, in each case of (A) through (D), having the rights, privileges and preferences as set forth in the Existing Articles; and

(ii) 68,067,439 authorized Ordinary Shares, of which (A) 17,199,945 Ordinary Shares are issued and outstanding, and (B) up to 1,927,273 Ordinary Shares are reserved for issuance pursuant to the Company Share Incentive Plan.

(b) All of the issued and outstanding Preferred Shares and Ordinary Shares are duly authorized, validly issued, fully paid and non-assessable. Section 3.4(b) of the Disclosure Schedule sets forth a complete and accurate list of all of the record and beneficial holders of the Preferred Shares and Ordinary Shares and the respective numbers and series of Preferred Shares and the respective number of Ordinary Shares held thereby as of the date hereof and as of the Closing Date.

(c) Section 3.4(c) of the Disclosure Schedule sets forth a complete and accurate list of all of the holders of any issued and outstanding Company Share Award, indicating the total issued and outstanding Company Share Awards and, for each such holder, the name, number, type, grant date, vesting schedule and status and exercise price of the Company Share Awards of such holder (the “Company Share Award Disclosure Schedule”) as of the date hereof and as of the Closing Date. Except as described in Section 3.4(a) and except as set forth in the Company Share Award Disclosure Schedule, there is no outstanding Ordinary Shares, Preferred Shares, any other shares or equity of the Company, or any securities convertible into or exercisable or exchangeable for any of the foregoing, or any other options, warrants, rights (including conversion or preemptive rights and rights of first refusal), subscriptions, or other rights, proxy or shareholders agreements or Contracts of any kind, either directly or indirectly, entitling the holder thereof to purchase or otherwise acquire or to compel the Company to issue, repurchase or redeem any share or other securities of the Company. Except as contemplated by the Transaction Documents and the Existing Shareholders Agreements, the Company is not a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the registration of, any share or other security of the Company.

Section 3.5 Group Companies.

(a) Section 3.5(a) of the Disclosure Schedule sets forth a complete and accurate list of the Group Companies (other than the Company) and, for each such Group Company, its name, the jurisdiction in which it is incorporated or organized, the names of its shareholders and the amount of share capital or other equity interest in such Group Company held by each such shareholder as of the date hereof and as of the Closing Date. Each such Group Company (i) is a duly organized and validly existing company or other entity and, where applicable, in good standing under the laws of the jurisdiction of its incorporation or organization; (ii) is duly qualified or authorized to do business as a foreign corporation or entity and, where applicable, is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization; and (iii) has all requisite corporate or entity power and authority to own, lease and operate its properties and carry on its business as now conducted. Except as set forth in Section 3.5(a) of the Disclosure Schedule, none of the Group Companies is a participant in any joint venture, partnership or other similar arrangement, or otherwise owns or Controls (directly or indirectly) any share or interest in any Person. Except as set forth in Section 3.5(a) of the Disclosure Schedule, the Group Companies do not maintain any office or branch.

(b) Except as set forth in Section 3.5(a) of the Disclosure Schedule, all the outstanding share capital, registered capital or other equity interest of each Group Company is validly issued, fully paid and non-assessable and are owned free and clear of all Liens (other than any Liens created under the Control Documents) by the Persons and in such amounts as indicated in Section 3.5(a) of the Disclosure Schedule. Except as disclosed in the Company Share Award Disclosure Schedule, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), subscriptions, or other rights, proxy or shareholders agreements or Contracts of any kind, either directly or indirectly, entitling the holder thereof to purchase or otherwise acquire or to compel any of the Group Companies (other than the Company) to issue, repurchase or redeem any share or other securities of any Group Company. Except as pursuant to the Control Documents, no Group Company is a party or subject to any Contract that affects or relates to the voting or giving of written consents with respect to, or the right to cause the registration of, any share or other securities of any Group Company.

(c) The Company has effective Control of the Onshore Opco and is the sole beneficiary of the Onshore Opco. All shareholders of the Onshore Opco are acting in good faith and in the best interests of the Company. The Contracts and other documents set forth in Section 3.5(c) of the Disclosure Schedule (collectively, the “Control Documents”) are adequate to establish and maintain the intended captive structure, under which the financial statements of the Onshore Opco will be consolidated with those of the other Group Companies in accordance with the Applicable Accounting Standard.

(d) Other than the Outgoing Directors and the Founders, each person serving as a director, officer, supervisor or legal representative of any Group Company is an employee of the Group Companies and, except as specifically set forth in the Existing Shareholders Agreement or the Existing Articles, no Person has the right to appoint any director, officer, supervisor or legal representative to any Group Company. No person is serving as an observer on the board of directors of any Group Company, and no Person has the right to appoint any observer to any Group Company.

Section 3.6 Corporate Books and Records. (i) True and complete copies of all minute books of each Group Company have been provided to the Purchaser and such copies contain all amendments and all minutes of meetings and actions taken by the applicable Group Company’s shareholders and directors since the date of its incorporation, and reflects all transactions referred to in such minutes accurately in all material respects, and (ii) true and complete copies of all resolutions of the board and the shareholders of the Company and each other Group Company have been provided to the Purchaser and such copies contain resolutions of all meetings of directors and shareholders of each Group Company and all actions by written consent without a meeting by the directors and shareholders of each Group Company since the date of its incorporation and accurately reflects all actions by the directors (and any committee thereof) and shareholders of each Group Company with respect to all transactions referred to in such resolutions in all material respects. All board and shareholder resolutions, charter documents (and any amendments thereto) and any other required filings of the Group Companies have been duly filed with the relevant Government Authority within the required deadlines. The Company has kept all records required by the applicable Laws and has done so in compliance with the provisions thereof.

Section 3.7 Financial Statements.

(a) True and complete copies of (i) the audited consolidated balance sheet of the Company for each of the 2 fiscal years ended December 31, 2018 and December 31, 2017, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to herein as the “Annual Consolidated Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company as of June 30, 2019, (the “Balance Sheet Date”), and the related consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of the Company, together with all related notes and schedules thereto (collectively referred to herein as the “Interim Consolidated Financial Statements” and, collectively with the Annual Consolidated Financial Statements, the “Financial Statements”) have been delivered by the Company to the Purchaser. The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Group Companies, (ii) present fairly the consolidated financial condition and results of operations of the Group Companies as of the dates thereof and for the periods covered thereby in all material respects, (iii) have been prepared in accordance with the Applicable Accounting Standard applied on a basis consistent with the past practices of the Group Companies, and (iv) include all adjustments (consisting only of normal recurring accruals) that are necessary for a fair presentation of the consolidated financial condition of the Group Companies and the results of the operations of the Group Companies in all material respects as of the dates thereof and for the periods covered thereby (in the case of Interim Consolidated Financial Statements, subject only to normal year-end adjustments).

(b) The books of account and other financial records of the Company and other Group Companies (i) reflect all items of income and expense and all assets and Liabilities required to be reflected therein in accordance with Applicable Accounting Standard, and in each case, applied on a basis consistent with the past practices of the Company in all material respects, (ii) are in all material respects complete and correct, and do not contain or reflect any material inaccuracies or discrepancies, and (iii) have been maintained in accordance with all applicable Laws (including Anti-Corruption Laws) and good business and accounting practices.

(c) All of the accounts receivable owing to any of the Group Companies, including without limitation all accounts receivable set forth on the Financial Statements, constitute valid and enforceable claims and are good and collectible in the ordinary course of business in all material respects, and reserves therefor shown on the Financial Statements are adequate and on a basis consistent with the Applicable Accounting Standard. No further goods or services are required to be provided in order to complete the sales and to entitle the respective Group Company to collect such accounts receivable in full. There are no material contingent or asserted claims, refusals to pay, or other rights of set-off with respect to any of the Group Companies.

Section 3.8 Absence of Undisclosed Liabilities. No Group Company has any Liabilities other than (i) Liabilities reflected or reserved in the Interim Consolidated Financial Statements, (ii) Liabilities incurred in the ordinary course of business after the Balance Sheet Date which do not and could not have a Material Adverse Effect, (iii) Liabilities incurred in connection with the transactions contemplated herein.

Section 3.9 Certain Operating Metrics. The results of operation of the Group Companies as measured by certain operating metrics set forth in Section 3.9 of the Disclosure Schedule for the months of December 31, 2017 through June 30, 2019 are true, accurate and not misleading in all material respects.

Section 3.10 Absence of Certain Changes. Except as specifically contemplated by the Transaction Documents and except as disclosed in Section 3.10 of the Disclosure Schedule, since the Balance Sheet Date, each Group Company has operated its businesses and assets in the ordinary course consistent with past practice and in compliance with the requirements under the shareholders agreement and charter of the Company. Without limitation to the generality of the foregoing, none of the Group Companies has, since the Balance Sheet Date:

(a) entered into any transaction that was not in the ordinary course of business consistent with past practice; or made any material changes in the customary methods of operations of any Group Company;

(b) acquired, sold, transferred, leased, subleased, licensed or otherwise disposed of any material properties or assets, other than the sale of inventories in the ordinary course of business consistent with past practice; or permitted or allowed any assets to be subject to any Liens (other than Liens for Taxes in the ordinary course of business consistent with past practice that are not yet due and payable), or, except in the ordinary course of business consistent with past practice, discharged or otherwise obtained the release of Liens related to any Group Company or paid or otherwise discharged any Liability;

(c) written down or written up (or failed to write down or write up in accordance with the Applicable Accounting Standard consistent with past practice) the value of any accounts receivable or revalued any of the assets of the Group Companies, other than in the ordinary course of business consistent with past practice and in accordance with the Applicable Accounting Standard;

(d) made any change in any method of accounting or accounting practice or policy used by any Group Company, other than such changes required by the Applicable Accounting Standard;

(e) amended, terminated, cancelled or compromised any material claim of any Group Company or waived any other material right of value to any Group Company;

(f) issued or sold any equity or debt securities, or any option, warrant or other right to acquire the same, of any Group Company (other than issuances of Company Share Awards that have been reflected in the Company Share Award Disclosure Schedule); or redeemed any equity interest in any Group Company or declared, made or paid any dividends or other distributions (whether in cash, securities or other property) to the holders of equity interests in any Group Company;

(g) made any capital expenditure or commitment for any capital expenditure in excess of US$500,000 (or the equivalent thereof in another currency) individually or US$2,000,000 (or the equivalent thereof in another currency) in the aggregate;

(h) made, revoked or changed any Tax election or method of Tax accounting or settled or compromised any Liability with respect to Taxes of any Group Company;

(i) incurred any Indebtedness; failed to pay any creditor any amount owed to such creditor when due; or incurred any Liability except Liabilities incurred in the ordinary course of business consistent with past practice that do not exceed US$500,000 individually (or the equivalent thereof in another currency) or US$2,000,000 (or the equivalent thereof in another currency) in the aggregate;

(j) made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any Person, other than travel advances and other advances made to employees in the ordinary course of business consistent with practice;

(k) made any material change in any compensation or benefit arrangement or agreement with any Senior Manager; or made any amendments or modifications to any Company Share Incentive Plan or issued any Company Share Award thereunder (other than issuances of Company Share Awards that have been reflected in the Company Share Award Disclosure Schedule); or amended, modified or supplemented award agreement relating to any Company Share Award; or accelerated the vesting of any Company Share Award;

(l) entered into any transaction with any Related Party;

(m) terminated the employment of, or received any resignation from, any Senior Manager of any Group Company;

(n) suffered any labor dispute involving any Group Company or any of its respective employees;

(o) amended, modified or consented to the termination of any Material Contract or the Group Companies’ rights thereunder, or entered into any Material Contract;

(p) amended or restated the memorandum and articles of association (or equivalent organizational documents) of any Group Company;

(q) suffered any Material Adverse Effect; or

(r) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 3.10 or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in this Section 3.10, except as expressly contemplated by this Agreement and the other Transaction Documents.

Section 3.11 Litigation. Except as disclosed in Section 3.11 of the Disclosure Schedule, there is no Legal Proceedings against any Group Company, or against any employee, officer or director of any Group Company in connection with their relationship with the Group Companies, pending or, to the Knowledge of the Warrantors, threatened, including but not limited to any Legal Proceedings that questions the validity of the Transaction Documents, the right of the Company or any Selling Shareholder to enter into the Transaction Documents to which the Company or such Selling Shareholder is a party, the rights and obligations of the Company or any Selling Shareholder to consummate the transactions contemplated by such Transaction Documents, or that would result, either individually or in the aggregate, in a Material Adverse Effect. There is no Order in effect against the Company or any Selling Shareholders. There is no Legal Proceedings initiated by any Group Company pending or which any of them intends to initiate.

Section 3.12 Title to Properties; Liens and Encumbrances. Each Group Company solely owns or leases all properties and assets necessary to conduct the Business, and none of such leased properties or assets are owned by the Founders or any other Related Party. Except as disclosed in Section 3.12 of the Disclosure Schedule, each Group Company has good and marketable title to all its properties and assets, both real and personal, including without limitation all properties and assets set forth on the Financial Statements, and has good title to all its leasehold interests, in each case not being subject to any Liens. Except as disclosed in Section 3.12 of the Disclosure Schedule, with respect to leased properties and assets, each Group Company is in compliance with all applicable leases. All properties and assets of each Group Company are in a good state of repair and in good working condition other than any normal wear and tear. None of the assets of any Group Company is a state-owned asset.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Disclosure Schedule sets forth a complete list of (i) all Intellectual Property owned by each Group Company (“Company Intellectual Property”) and (ii) all Company IP Agreements.

(b) Each Group Company is the exclusive owner of the entire and unencumbered right, title and interest in and to the Company Intellectual Property, and has a valid license to use the Licensed Intellectual Property in connection with its Business. Each Group Company is entitled to use all Company Intellectual Property and the Licensed Intellectual Property in the continued operation of its Business without limitation, subject only to the terms of the Company IP Agreements.

(c) The Company Intellectual Property and the Licensed Intellectual Property include all of the Intellectual Property required for the conduct of or used in connection with the Business, and there are no other items of Intellectual Property that are material to the conduct of the Business. The Company Intellectual Property and, to the Knowledge of the Warrantors, the Licensed Intellectual Property are subsisting, valid and enforceable, and have not been adjudged invalid or unenforceable in whole or part. Each item of Company Intellectual Property registered with a Government Authority is in compliance with all applicable Laws, and all necessary filings, payments and other actions required to be made or taken to maintain such Intellectual Property rights in full force and effect have been made or taken.

(d) To the Knowledge of the Warrantors, the conduct of the Business and the use of the Company Intellectual Property and the Licensed Intellectual Property, do not conflict with, infringe, misappropriate or otherwise violate the Intellectual Property of any third party, and no Action alleging any of the foregoing is pending, and no claim has been asserted against any Group Company alleging any of the foregoing. To the Knowledge of the Warrantors, there are no infringements or other violations of any Company Intellectual Property by any third party. No Company Intellectual Property is subject to any pending, or to the Knowledge of the Warrantors, threatened governmental Order or Action challenging or restricting the use of such Company Intellectual Property or that would impair the validity or enforceability of such Company Intellectual Property.

(e) None of the Group Companies has granted in writing any license or other right to any third party with respect to the Company Intellectual Property or Licensed Intellectual Property. Neither the execution, delivery and performance of this Agreement or the Related Documents nor the consummation of any of the transactions contemplated hereby or thereby will alter or impair the Company Intellectual Property or Licensed Intellectual Property.

(f) Each of the Founders, the directors of each Group Company, current and former employee employed, and current and former consultant engaged, by each Group Company as of the Closing is under written obligation for the benefit of the Group Companies, to maintain in confidence all confidential and proprietary information acquired by them during the course of their employment and all rights and title to and ownership of all inventions made by them within the scope of their employment during such employment and for a reasonable period thereafter are vested in and remain with the Group Companies. Each Group Company has taken commercially reasonable measures to protect the secrecy, and confidentiality of all of their material trade secrets and, to the knowledge of the Company, there has been no unauthorized disclosure of any material data or information which, but for any such unauthorized disclosure, such Group Company would consider to be a material trade secret owned by such Group Company.

Section 3.14 Taxes.

(a) Each Group Company has duly and timely filed all Tax Returns as required by Law to have been filed by it and all such Tax Returns are true, correct, and complete in all material respects; each Group Company has paid in full all Taxes required to be paid by it and no Tax Liens (other than for current Taxes not yet due or payable) are currently in effect against any of the assets of any Group Company; the provisions for Taxes in the Financial Statements fully reflect all unpaid Taxes of each Group Company, whether or not assessed or disputed as of the date of the applicable Financial Statements.

(b) No examination or audit of any Tax Returns of any Group Company by any Government Authority is currently in progress or has been threatened. No assessment of Tax has been proposed in writing against any Group Company or any of their assets or properties. None of the Group Companies is subject to any waivers or extensions of applicable statutes of limitations with respect to Taxes for any year. Since the Balance Sheet Date, none of the Group Companies has incurred any Taxes other than in the ordinary course of business. None of the Group Companies has received any written claim from a Government Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction. None of the Group Companies is treated as a resident for Tax purposes of, or is otherwise subject to income Tax in, a jurisdiction other than the jurisdiction in which it has been established.

(c) Each Group Company has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts due, owing to or paid to any Person.

(d) Each Group Company is in compliance in all respects with all terms, conditions and formalities necessary for the continuance of any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order available under any applicable Tax Law. Each such Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund or other Tax reduction agreement or order enjoyed by any Group Company has been made or granted in compliance with all applicable Laws and is expected to remain in full effect throughout the current effective period thereof after the Closing Date and no Group Company has received any notice to the contrary. Each Group Company is in compliance with all transfer pricing requirements in all jurisdictions in which they are required to comply with applicable transfer pricing regulations, and all the transactions between any Group Company and other related Persons (including any Group Company) have been effected on an arm’s length basis except for transactions under Control Documents. All exemptions, reductions and rebates of material Taxes granted to any Group Company by a Government Authority are in full force and effect and have not been terminated. None of the Group Companies is responsible for Taxes of any other Person by reason of contract, successor liability, operation of Laws or otherwise.

(e) No Group Company will be required to include material amounts in income, or exclude material items of deduction, or qualification for Tax exemption, Tax holiday, Tax credit, Tax incentive or Tax refund, in a taxable period beginning after the Closing Date as a result of a change in method of accounting occurring prior to the Closing Date. The transactions contemplated under this Agreement and the other Transaction Documents to which a Group Company is a party are not in violation of any applicable Law regarding Tax, and will not result in any Tax exemption, Tax holiday, Tax credit, Tax incentive, Tax refund being revoked, cancelled or terminated or trigger any Tax liability for the Group Companies.

(f) No Group Company is required or will be required to make any payments under any Tax sharing, Tax indemnity, Tax allocation or similar Contracts to which any Group Company is obligated, or is a party, other than any such Contracts pursuant to customary provisions in contracts not primarily related to Taxes.

Section 3.15 Material Contracts.

(a) For purposes of this Agreement, “Material Contract” means a Contract to which a Group Company is a party or otherwise bound that:

(i) involves payments (or a series of payments), contingent or otherwise, of US500,000 (or the equivalent thereof in another currency) or more individually or US$2,000,000 (or the equivalent thereof in another currency) or more in the aggregate, in cash, property or services;

(ii) is with a Government Authority other than those restricted for disclosure by Government Authority or Law of the People’s Republic of China;

(iii) limits or restricts any Group Company’s ability to compete or otherwise conduct the Business in any manner, time or place, or that contains any exclusivity provision, which limits or restricts any Group Company’s ability to conduct the Business in any manner, time or place, or change in control provision, which limits or restricts any Group Company’s ability to change its controlling shareholder(s), including the notice or consent is required for the change of control;

(iv) grants a power of attorney, agency or similar authority;

(v) relates to Indebtedness, provides for an extension of credit, provides for indemnification or any guaranty, or provides for a “keep well” or other agreement to maintain any financial statement condition of another Person;

(vi) relates to any Intellectual Property, other than (1) “shrink-wrap” or “off-the-shelf” commercially available software; (2) non-disclosure agreements, (3) non-exclusive licenses granted by a Group Company in the ordinary course of business, (4) the employment agreements entered into by a Group Company with its employees, substantially in the form made available to counsel of the Purchaser (or similar agreements containing substantially similar ownership and confidentiality provisions) and (5) agreements entered into by a Group Company with its contractors or consultants in the ordinary course of business;

(vii) is a Control Document;

(viii) is a Related Party Contract;

(ix) is a lease on real or personal property;

(x) is an insurance policy; or

(xi) is a strategy cooperation agreement.

(b) Each Material Contract is a valid and binding agreement of the parties thereto, the performance of which does not and will not materially violate any applicable Law or Order, and is in full force and effect and enforceable in accordance with its terms. To the Knowledge of the Warrantors, such Group Company has duly performed all of its obligations under each Material Contract in all material respects to the extent that such obligations to perform have accrued, and no material breach or default, alleged breach or alleged default, or event which would (with the passage of time, notice or both) constitute a breach or default thereunder by such Group Company or any other party or obligor with respect thereto, has occurred, or as a result of the execution, delivery, and performance of the Transaction Documents will occur. No Group Company has given notice (whether or not written) that it intends to terminate a Material Contract or that, to the Knowledge of the Warrantors, any other party thereto has breached, violated or defaulted under any Material Contract. No Group Company has received any notice (whether written or not) that it has breached, violated or defaulted under any Material Contract or that any other party thereto intends to terminate such Material Contract. Neither the execution of this Agreement or any other Transaction Document nor the consummation of the transactions contemplated hereby or thereby will require notice to or consent of any Person pursuant to any Material Contract, or give any Person the right to terminate any Material Contract.

Section 3.16 Compliance with Laws and Other Instruments.

(a) Except as disclosed in Section 3.16(a) of the Disclosure Schedule, each Group Company is, and has been, in compliance in all material respects with all Laws and Orders that are applicable to it or to the conduct or operation of the Business or the ownership or use of any of its properties, assets and Intellectual Property.

(b) To the Knowledge of the Warrantors, no event has occurred or circumstances exist that (with or without notice or lapse of time) (i) may constitute or result in a material violation by any Group Company of, or a failure on the part of such Group Company to comply with, any Law or Order or (ii) may give rise to any material obligation on the part of any Group Company to undertake, or to bear all or any portion of the material cost of, any material remedial action of any nature.

(c) Except as disclosed in Section 3.16(c) of the Disclosure Schedule, since July 1, 2017, none of the Group Companies has received any notice or other communication (whether oral or written) from any Government Authority regarding (i) any actual, alleged, possible, or potential violation of, or failure to comply with, any Law or Order or (ii) any actual, alleged, possible, or potential obligation on the part of such Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

(d) To the Knowledge of the Warrantors, none of any Group Company nor any of its respective shareholders, officers, employees, directors, representatives, distributors, resellers, consultants or agents (individually and collectively, “Company Representatives”) has made, offered, promised, authorized or condoned, or shall make, offer, promise, authorize or condone any Prohibited Payment (as defined below) in connection with the activities of the Company or the negotiation, approval or performance of the Transaction Documents. A “Prohibited Payment” means any gift, transfer or payment of money or anything of value that is offered, promised or given to any Government Official or Person, directly or indirectly, under circumstances where any Group Company or Company Representative knows or ought to know that all or a portion of the Prohibited Payment is (A) made in violation of the anti-corruption and anti-unfair competition laws of the PRC, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act or other applicable Laws (collectively, the “Anti-Corruption Laws”), (B) made to any Government Official or Person with the intent or purpose of: (w) influencing any act or decision of any Government Official in his official capacity, (x) inducing any Government Official or Person to do or omit to do any act in violation of his lawful duty, (y) securing any improper advantage, or (z) inducing such Government Official to use his influence with a Government Entity to affect or influence any act or decision of such Government Entity, in order to assist the Company or any of the Group Companies in obtaining or retaining business for or with, or directing business to, any Person or (C) made to any Person while aware of a high probability that all or any portion of such thing of value would be paid, promised, offered or give to any Government Official with the intent or purpose described in subsection (B). Prohibited Payment shall not include any gift, transfer or payment of anything of value that is expressly permitted by the written laws and regulations of the recipient’s country.

(e) No Government Official or Government Entity presently owns an interest, whether direct or indirect, in the Company or any other member of the Group or has any legal or beneficial interest in the Company or to payments made to the Company by the Purchaser hereunder.

(f) None of the Group Companies is in violation of its business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents as in effect.

(g) The execution, delivery, and performance of the Transaction Documents by any Group Companies do not and will not (A) result in any violation of, be in conflict with, require a consent under, or constitute a default under, with or without the passage of time or the giving of notice or otherwise, (w) any provision of the business license, memorandum of association or articles of association, as appropriate, or equivalent constitutive documents of any Group Company as in effect at the Closing, (x) any provision of any Order to which any Group Company is a party or by which it is bound, (y) any of the Material Contracts, or (z) any Law applicable to any Group Company; (B) accelerate or constitute an event entitling the holder of any Indebtedness of any Group Company to accelerate the maturity of any such Indebtedness or to increase the rate of interest presently in effect with respect to such Indebtedness; (C) cause any Group Company to be in default of its obligations under any Contract relating to Indebtedness; or (D) result in the creation of any encumbrance upon any of the properties or assets of any Group Company.

(h) Except as disclosed in Section 3.16(h) of the Disclosure Schedule, the Group Companies have obtained all approvals and authorizations from the relevant Government Authorities and have fulfilled any and all fillings and registration requirements with the relevant Government Authorities required for the operations of the Group Companies. Except as disclosed in Section 3.16(h) of the Disclosure Schedule, all filings and registrations with the relevant Government Authorities required in respect of the Group Companies, including but not limited to the registrations with the Ministry of Commerce (or any predecessors), the Ministry of Industry and Information Technology, the State Administration of Industry and Commerce, the State Administration of Foreign Exchange, and tax bureau and the local counter part of each of the aforementioned PRC Government Authorities, as applicable, have been duly completed in accordance with the relevant Laws. No Group Company has received any letter or notice from any relevant Government Authority notifying it of the revocation of any authorization of any Government Authority, permit or license issued to it for non-compliance or the need for compliance or remedial actions in respect of the activities carried out directly or indirectly by any Group Company. Each Group Company has been conducting its business activities within the permitted scope of business or is otherwise operating its businesses in full compliance with all relevant Laws and Orders in all material respects, including producing, processing and/or distributing products with all requisite licenses, permits and approvals granted by the competent Government Authorities. To the Knowledge of the Warrantors, none of the Group Companies has reason to believe that any authorization of any Government Authority, license or permit requisite for the conduct of any part of its business which is subject to periodic renewal will not be granted or renewed by the relevant Government Authorities.

(i) To the Knowledge of the Warrantors, each holder or beneficiary owner of shares or convertible securities of the Company, including, without limitation, Ordinary Shares and Preferred Shares (other than the Purchaser) (each, a “Company Security Holder”), who is subject to any of the registration or reporting requirements of Circular 37 has been in compliance with such reporting and/or registration requirements under Circular 37 and any other then applicable SAFE regulations, (collectively, the “SAFE Regulations”). To the Knowledge of the Warrantors, none of the Company Security Holders and the Group Companies has received any oral or written inquiries, notifications, orders or any other forms of official correspondence from SAFE or any of its local branches with respect to any actual or alleged non-compliance with the SAFE Regulations and the Company and the Company Security Holders have made all oral or written filings, registrations, reporting or any other communications required by SAFE or any of its local branches.

Section 3.17 Employee Matters. All Senior Managers and Key Employees are devoting their full professional time to such Group Company. To the Knowledge of the Warrantors, no employee of any Group Company is in violation of any Law or Order, or any provision of any Contract, relating to such employee’s relationship with the Group Company. Except for the Company Share Incentive Plan, or as required by applicable Laws, none of the Group Companies has any Benefit Plan. For purposes hereof, “Benefit Plan” means any plan, Contract or other arrangement, formal or informal, whether oral or written, providing any benefit to any present or former officer, director or employee, or dependent or beneficiary thereof, including any employment agreement or profit sharing, deferred compensation, share option, performance share, employee share purchase, bonus, severance, retirement, health or insurance plan. To the Knowledge of the Company, no officer, Senior Manager or key employee, or any group of employees, intends to terminate their employment with the Group Company, and none of the Group Companies has a present intention to terminate the employment of any of the foregoing. No employee of the Group Companies is owed any back wages or other compensation for services rendered except as set forth on the Financial Statements. There is no labor strike, labor slow down, labor claim, labor dispute or labor union organization activities pending or, to the Knowledge of the Warrantors, threatened between any Group Company and its employees. Each Group Company has complied with all applicable Laws related to employment and related to the Benefit Plans (including Laws related to the contribution of social insurance and related benefits).

Section 3.18 Transactions with Related Parties.

(a) All Contracts or amount in excess of USD500,000 (other than (A) the Transaction Documents, (B) the employment agreements, (C) the confidential information, invention assignment, non-compete and non-solicitation agreements, and (D) the award agreements entered into pursuant to the Company Share Incentive Plan) to or by which any Group Company, on the one hand, and any Related Party, on the other hand, are or have been a party or otherwise bound or affected (the “Related Party Contracts”) are set forth on Section 3.18 of the Disclosure Schedule. Each Related Party Contract was made on terms and conditions as favorable to such Group Company as would have been obtainable by it at the time in a comparable arm’s-length transaction with an unrelated party.

(b) No Related Party has any direct or indirect ownership in any Person with which any Group Company has a business relationship, or any Person that competes with or could reasonably be expected to compete with any Group Company, except for ownership of less than one percent (1%) of any class or other equity of publicly traded companies. Except for transactions in the ordinary course of the business of a Group Company on terms and conditions as favorable to the Group Companies as would have been obtainable by them at the time in a comparable arm’s-length transaction with an unrelated party, no Related Party has any Contract, understanding, business relationship with, proposed transaction with, or is indebted to, any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to any of them (other than for accrued salaries, reimbursable expenses or other standard employee benefits). No Related Party has had, either directly or indirectly, a material interest in: (i) any Person which purchases from or sells, licenses or furnishes to a Group Company any goods, property, intellectual or other property rights or services that is material to the business of the Group Company; or (ii) any Contract to which a Group Company is a party or by which it may be bound or affected.

Section 3.19 Material Licenses. Each Group Company has all the Material Licenses for the conduct of the Business as now being conducted, and the Group Companies can obtain all the Material Licenses for the conduct of Business as proposed to be conducted. Section 3.19 of the Disclosure Schedule contains a complete and correct list of all Material Licenses held by each Group Company and the termination date of each such Material License. Except as disclosed in Section 3.19 of the Disclosure Schedule, the Material Licenses currently held by the Group Company are, and will remain, in full force and effect for not less than one (1) year after the Closing. No other Material License is necessary for, or otherwise material to, the conduct of the Business by any such Person. The consummation of the transactions contemplated under the Transaction Documents will not result in the termination or revocation of any of the Material Licenses. None of the Group Companies is in default in any material respect under any of its Material Licenses and has not received any notice (whether written or not) relating to the suspension, revocation or modification of any such Material Licenses.

Section 3.20 Environment. No property that any Group Company currently or previously occupied has had any release of any substance, in any form, or has been used in any manner, so as to create any liability for the Group Company under any Environmental Laws. No Group Company has received any notice, demand letter, claim or request for information alleging any environmental damage, disaster or any violation of, or liability of the Group Company under, any Environmental Law. No Group Company is subject to any order, judgment, injunction or other agreement with any Government Authority or any third party relating to the environment.

Section 3.21 Entire Business. There are no material facilities, services, assets or properties shared with any other Person, which are used in connection with the Business of the Group Companies.

Section 3.22 Full Disclosure. Neither this Agreement nor any Exhibit or Schedule hereto contains any untrue statement of any material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading.

Section 3.23 Brokers. No broker, finder or investment banker is entitled to receive from any Group Company any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any Group Company.

Section 3.24 No General Solicitation. Neither any Group Company, nor any of its officers, directors, employees, agents, stockholders or partners, has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Securities.

Article IV

Representations and Warranties with Respect to Selling Shareholders

Each Selling Shareholder, severally and not jointly, represents and warrants to the Purchaser that the statements contained in this Article IV (to the extent applicable) are true, correct and complete as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date).

Section 4.1 Capacity. Such Selling Shareholder is duly organized, validly existing and in good standing under the Laws of the place of its incorporation or formation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 4.2 Authorization. Such Selling Shareholder has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Selling Shareholder is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which such Selling Shareholder is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of such Selling Shareholder. This Agreement has been, and each of the other Transaction Documents to which such Selling Shareholder is a party will be at or prior to the Closing, duly and validly executed and delivered by such Selling Shareholder and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which such Selling Shareholder is a party will constitute, the legal, valid and binding obligations of such Selling Shareholder, enforceable against it in accordance with their respective terms.

Section 4.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by such Selling Shareholder of this Agreement or the other Transaction Documents to which such Selling Shareholder is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by such Selling Shareholder with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), any provision of (i) the memorandum and articles of association or comparable organizational documents of such Selling Shareholder (if such Selling Shareholder is not a natural person) or (ii) any Law or Order applicable to such Selling Shareholder, in each case of (i) and (ii), except as would not, individually or in the aggregate, materially and adversely affect the ability of such Selling Shareholder to carry out its obligations hereunder and under the other Transactions Documents to which it is a party and to consummate the transactions contemplated hereby and thereby;.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required on the part of such Selling Shareholder in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by such Selling Shareholder with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

Section 4.4 Ownership and Transfer of Shares. Such Selling Shareholder is the record and beneficial owner of the Purchased Shares of such Selling Shareholder, free and clear of all Liens. Such Selling Shareholder has the power to sell, transfer, assign and deliver its Purchased Shares as provided in this Agreement, and such delivery will convey to the Purchaser good and marketable title to such Shares, free and clear of all Liens. Each Purchased Share of such Selling Shareholder is duly authorized, validly issued, fully paid and non-assessable.

Section 4.5 No Undisclosed Interest. Where such Selling Shareholder is a Founder, such Selling Shareholder is not, and none of its Affiliates is, nor is any Founder, a direct or indirect participant in any joint venture, partnership or other similar arrangement, or otherwise owns or Controls (directly or indirectly) any equity interest in any Person whose principal business is in competition with the principal business of the Group Companies, other than such equity interests as set forth in Section 3.4(b) or Section 3.5(a) of the Disclosure Schedule and equity interest representing no more than 1% of the issued and outstanding share capital of any Person whose shares are listed for trading on a national or international stock exchange.

Section 4.6 No Observer. Such Selling Shareholder has not, whether individually or collectively with any other Person, appointed any observer to the board of directors or similar corporate bodies of any Group Company, whether pursuant to the Existing Shareholders Agreement, the Existing Articles, or otherwise.

Section 4.7 No Brokers. Such Selling Shareholder nor any of its Affiliates has any Contract with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement, and none of them has incurred any Liability for any brokerage fees, agents’ fees, commissions or finders’ fees in connection with this Agreement or the consummation of the transactions contemplated herein.

Section 4.8 Sophisticated Investors. Each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement expressly waives and releases the Issuer from any and all claims and liabilities arising from its failure to disclose (except SEC Filings), or such Offshore Selling Shareholder’s failure to obtain and review, any information relating to the financial condition, results of operations, businesses, properties, active or pending litigation, assets, liabilities, management, projections, appraisals, plans and prospects of the Issuer and its group companies. Each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement further covenants and agrees not to, directly or indirectly, bring any claims against the Issuer or its Affiliates or any of their respective directors, officers, employees, agents, controlling persons, investment advisors for any loss, damage or liability arising from or relating to the Issuer’s possession or non-disclosure of any of the information aforementioned or such Offshore Selling Shareholder’s failure or inability to review any such information.

Section 4.9 Status and Investment Intent of Founders.

(a) Each Founder is not a “U.S. person” within the meaning of Regulation S under the Securities Act and [is acquiring the LKCO Common Shares in an offshore transaction under Rule 903 of Regulation S under the Securities Act].

(b) Each Founder (i) has sufficient knowledge and experience in financial and business matters, and has entered into transactions of a similar nature, to be capable of evaluating the merits and risks involved in purchasing the LKCO Common Shares, (ii) has entered into transactions of a similar nature and (iii) is capable of bearing the economic risk of the investment, including sustaining a complete loss of its investment in the LKCO Common Shares. Each Founder further acknowledges that it is aware that there is a limited market for the LKCO Common Shares, that the transferability of the LKCO Common Shares is restricted, and that the value of the LKCO Common Shares may decline.

(c) Each Founder further acknowledges that it is a sophisticated investor with considerable experience in investments in securities such as the LKCO Common Shares, and it understands that securities prices are a function of a large number of variables and that there is no way for the Issuer to predict or otherwise gauge the market’s reaction to the disclosure of any material information.

(d) Each Founder is acquiring the LKCO Common Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act.

For the avoidance of doubt, the representations and warranties contained in this Section 4.9 are made by the Founders only.

Article V

Representations and Warranties of Purchaser and Domestic Purchaser

The Purchaser and Domestic Purchaser represent and warrant to the Selling Shareholders that the statements contained in this Article V are true and correct as of the date hereof and as of the Closing Date (unless any representations and warranties expressly relate to another date, in which case as of such other date):

Section 5.1 Capacity. Each of the Purchaser and Domestic Purchaser is duly organized, validly existing and in good standing under the Laws of the place of its incorporation or formation, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

Section 5.2 Authorization. Each of the Purchaser and Domestic Purchaser has all requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Purchaser or Domestic Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Purchaser or Domestic Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and each of the other Transaction Documents to which the Purchaser or Domestic Purchaser is a party will be at or prior to the Closing, duly and validly executed and delivered by the Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the other Transaction Documents to which the Purchaser is a party will constitute, the legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms.

Section 5.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery and performance by the Purchaser or Domestic Purchaser of this Agreement or the other Transaction Documents to which the Purchaser or Domestic Purchaser is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Purchaser or Domestic Purchaser with any of the provisions hereof or thereof will breach or conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), any provision of (i) the memorandum and articles of association of the Purchaser or Domestic Purchaser; or (ii) any Order or Law applicable to the Purchaser or Domestic Purchaser, in each case of (i) and (ii), except as would not, individually or in the aggregate, materially and adversely affect the ability of the Purchaser or Domestic Purchaser to carry out its obligations hereunder and under the other Transactions Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Government Authority or any other Person is required on the part of the Purchaser or Domestic Purchaser in connection with the execution and delivery of this Agreement or the other Transaction Documents or the compliance by the Purchaser with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby.

Section 5.4 Actions. There is no Action pending or, to the knowledge of the Purchaser, threatened against (i) the Purchaser that, if determined adversely to the Purchaser, or (ii) any of the Purchaser’s officers, directors or employees with respect to the business of the Purchaser, would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement. There is no Permit or Order (including any unsatisfied judgment) that is in effect and binding on the Purchaser or its assets or properties that would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement. There is no Action pending by the Purchaser against any third party that would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement, nor has the Purchaser decided to commence any such Action.

Section 5.5 Securities Laws. The Purchaser (i) is a sophisticated investor with respect to the transactions described herein with sufficient knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of owning and investing in the Purchased Shares hereunder, making an informed decision with respect thereto and evaluating properly the terms and conditions of this Agreement, and it has made its own analysis and decision to enter in this Agreement; (ii) is an “accredited investor” within the meaning of Rule 501 of the Securities Act]; (iii) is acquiring the Purchased Shares purchased hereunder for investment in its or its Affiliates’ own account and not with a view to resale or distribution thereof within the meaning of the Securities Act; and (iv) understands that the Purchased Shares purchased hereunder may not be resold except pursuant to an effective registration statement filed under the Securities Act or pursuant to a valid exemption from registration thereunder.

Section 5.6 Filings. Since [June 30, 2016], the Issuer has filed with or furnished to the Securities Exchange Commission (the “SEC”) each report, statement, schedule, form or other document or filing required by applicable law to be filed or furnished at or prior to the time so required (the documents referred to in this Section, collectively, the “SEC Filings”). As of its filing date, each SEC Filing complied as to form in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be and the SEC Filings do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

Section 5.7 Valid Issuance of Shares. Except the restriction under Section 6.18, the LKCO Common Shares, when issued, sold and allotted in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid, non-assessable, and free of any Liens or adverse claims under all applicable Laws except that such LKCO Common Shares shall contain a restricted legend set forth on such share certificate in the form directed by the Purchaser and a restricted legend pursuant to the lock up agreement set forth in Section 6.18; the LKCO Common Shares, when issued and delivered against payment by transferring of Purchased Shares as provided in this Agreement, can be traded, transferred or is entitled the right as any LKCO Common Share that is traded in National Association of Securities Dealers Automated Quotations at the Closing Date except that such LKCO Common Shares shall contain a restricted legend set forth on such share certificate in the form directed by the Purchaser and a restricted legend pursuant to the lock up agreement set forth in Section 6.18; no Offshore Selling Shareholder that is acquiring the LKCO Common Shares after the Closing will be subject to personal liability in respect of the any of the Issuer’s liabilities or obligations by reasons of being such a holder. The subscribers of any LKCO Common Shares issued under this Agreement will be entitled to participate in all dividends or other distributions which may be declared, paid or made on or in respect of the LKCO Common Share at any time on or after the Closing Date.

Section 5.8 Certificates of the LKCO Common Shares. The certificates of the LKCO Common Shares when issued under this Agreement, shall contain a restricted legend set forth on such share certificate in the form directed by the Purchaser.

Section 5.9 No Broker. Save as disclosed in this Agreement, there are no other contracts, agreements or understandings between the Issuer and any person that would give rise to a claim against each Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement for a brokerage, commission, finder’s fee or other like payment in connection with the issuance of LKCO Common Share.

Article VI

Covenants

Section 6.1 Access to Information. Following the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to Section 8.1, the Purchaser shall be entitled to make such investigation of the properties, assets, businesses and operations of the Group Companies and such examination of the books and records of the Group Companies as it may request from time to time and to make extracts and copies of such books and records. The Company and the Founders shall cause the Group Companies and each of the Group Companies’ respective officers, directors, employees, consultants, agents, accountants, attorneys and other representatives to: (a) afford the officers, employees, agents, accountants, attorneys and other representatives of the Purchaser access, during regular business hours, to the offices, properties, facilities, books and records of each Group Company, and (b) furnish to the officers, employees, agents, accountants, attorneys and other representatives of the Purchaser such additional financial and operating data and other information regarding the assets, properties, liabilities and goodwill of each Group Company as the Purchaser may from time to time request.

Section 6.2 Notice of Developments. Prior to the Closing, each Selling Shareholder and the Company shall promptly notify the Purchaser in writing of any of the followings to its Knowledge: (a) all events, circumstances, facts and occurrences arising subsequent to the date of this Agreement which could reasonably be expected to result in any breach of a representation or warranty or covenant or agreement of such Selling Shareholder or the Company in this Agreement or which could have the effect of making any representation or warranty of such Selling Shareholder or the Company untrue or incorrect in any respect, and (b) with respect to the Company and the Warrantors only, all other material developments affecting the assets, Liabilities, business, financial condition, operations, result of operations, client relationships, employee relations, projections or prospects of any Group Company.

Section 6.3 Conduct of the Business Pending the Closing. Between the date hereof and the time of the Closing or the termination of this Agreement pursuant to Section 8.1 (whichever is earlier), except (x) as expressly required by this Agreement or (y) with the prior written consent of the Purchaser (which consent may be given or withheld in the Purchaser’s reasonable discretion), the Company shall, and shall cause the other Group Companies to, and the Warrantors shall cause the Group Companies to:

(a) conduct the respective Businesses of the Group Companies in the ordinary course and consistent with the Group Companies’ past practice;

(b) continue the respective pricing and purchasing policies of the Group Companies consistent with past practice;

(c) use their best efforts to (i) preserve the present business operations, organization and goodwill of the Group Companies, (ii) keep available the services of its current officers and employees, (iii) preserve the present relationships with clients of the Group Companies, and (iv) not engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Company or the Selling Shareholders in this Agreement to be untrue or result in a breach of any covenant made by the Company or any Selling Shareholder in this Agreement; and

(d) not take any of the actions enumerated in Section 3.10.

Section 6.4 Further Assurances. Between the date hereof and the time of the Closing or the termination of this Agreement pursuant to Section 8.1 (whichever is earlier), each Party shall use (and the Company shall cause each other Group Company to use) its commercially reasonable efforts to (a) take all actions necessary or appropriate and do all things (including to execute and deliver documents and other papers) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

Section 6.5 Confidentiality and Publicity.

(a) Each Selling Shareholder agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential or proprietary information with respect to the Purchaser or the Group Companies or relating to the transactions contemplated hereby, (ii) in the event that any Selling Shareholder or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Purchaser and the Company with prompt written notice of such requirement so that the Purchaser or the applicable Group Company may seek a protective order or other remedy or waive compliance with this Section 6.5(a), and (iii) in the event that such protective order or other remedy is not obtained, or the Purchaser and the Company waive compliance with this Section 6.5(a), furnish only that portion of such confidential information which is legally required to be provided and exercise its best efforts to obtain assurances that confidential treatment will be accorded such information, provided, however, that such Selling Shareholder shall have provided a draft of the proposed disclosure to the Purchaser and the Company reasonably in advance and shall have obtained written confirmation from the Purchaser and the Company that they have no further comments to the content of such proposed disclosure; provided, further, that this Section 6.5(a) shall not apply to any information that, at the time of disclosure, is in the public domain and was disclosed not in breach of this Agreement by any Selling Shareholder or any of its agents, representatives, Affiliates, employees, officers or directors, or was disclosed in accordance with Law or Government Authority.

(b) The Purchaser agrees to, and shall cause its agents, representatives, Affiliates, employees, officers and directors to: (i) treat and hold as confidential (and not disclose or provide access to any Person to) all confidential or proprietary information with respect to the Selling Shareholders or the Group Companies or relating to the transactions contemplated hereby, (ii) in the event that the Purchaser or any such agent, representative, Affiliate, employee, officer or director becomes legally compelled to disclose any such information, provide the Selling Shareholders and the Company with prompt written notice of such requirement so that the Selling Shareholders or the applicable Group Company may seek a protective order or other remedy or waive compliance with this Section 6.5(b), and (iii) in the event that such protective order or other remedy is not obtained, or the Offshore Selling Shareholder and the Company waive compliance with this Section 6.5(b), furnish only that portion of such confidential information which is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information, provided, however, that, to the extent possible, the Purchaser shall have provided a draft of the proposed disclosure to the Selling Shareholders and the Company reasonably in advance and shall have obtained written confirmation from the Offshore Selling Shareholder and the Company that they have no further comments to the content of such proposed disclosure; provided, further, that this Section 6.5(b) shall not apply to any information that, at the time of disclosure, is in the public domain and was disclosed not in breach of this Agreement by the Purchaser or any of its agents, representatives, Affiliates, employees, officers or directors, or was disclosed in accordance with Law or Government Authority.

(c) No Party shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of (i) the Purchaser (in the case of a proposed release or announcement by any Selling Shareholder or the Company) or (ii) the Offshore Selling Shareholder and the Company (in the case of a proposed release or announcement by the Purchaser), unless otherwise required by Law or Government Authority (in which case the Party being required to make such press release or public announcement shall provide (A) the Purchaser (if such Party is any Selling Shareholder) or (B) the Offshore Selling Shareholder and the Company (if such Party is the Purchaser) with a draft of the proposed press release or public announcement reasonably in advance and shall have obtained written confirmation from (x) the Purchaser or (y) the Offshore Selling Shareholder and the Company, as applicable, that it has no further comments to the content of such proposed press release or public announcement).

Section 6.6 No Promotion. Without the prior written consent of or otherwise agreed in writing to by the Purchaser, and whether or not the Purchaser is then a shareholder of the Company and whether or not the Closing is consummated, each Selling Shareholder shall not and shall cause its Affiliates and the Group Companies not to:

(a) use in advertising, publicity, announcements, or otherwise, the name of the Purchaser or any of its Affiliates, either alone or in combination of, including Luokung/箩筐, LKCO, or any company name, trade name, trademark, service mark, domain name, device, design, symbol or any abbreviation, contraction or simulation thereof owned or used by the Purchaser or any of its Affiliates; or

(b) represent, directly or indirectly, that any product or services provided by such Party or its Affiliates has been approved or endorsed by the Purchaser or any of its Affiliates.

Section 6.7 Exclusivity. Between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to Section 8.1 and Section 8.2, none of the Selling Shareholders and the Company or any of their respective Affiliates, officers, directors, representatives or agents shall, and the Selling Shareholders and the Company shall cause the other Group Companies and their respective Affiliates, officers, directors, representatives and agents not to, (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the equity interests in the Company or any other Group Company or all or any material portion of the assets of the Group Companies, or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to any Group Company, or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Selling Shareholders and the Company shall, and the Company shall cause the other Group Companies to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Selling Shareholders and the Company shall notify the Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to the Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Selling Shareholders and the Company agree not to, and to cause the other Group Companies not to, without the prior written consent of the Purchaser, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which any Selling Shareholder or Group Company is a party.

Section 6.8 Tax Filings and Payments.

(a) The Parties hereby acknowledge, covenant and agree that (i) the Purchaser and Domestic Purchaser shall have no obligation to pay any Tax of any nature that is required by applicable Laws to be paid by any Selling Shareholder or its Affiliates or their respective direct and indirect partners, members and shareholders arising out of the transactions contemplated by this Agreement and the other Transaction Documents (including but not limited to Onshore Equity Transfer Agreement); and (ii) each Selling Shareholder agrees to bear and pay any Tax of any nature that is required by applicable Laws to be paid by it arising out of the transactions contemplated by this Agreement and the other Transaction Documents (including but not limited to Onshore Equity Transfer Agreement).

(b) The Offshore Selling Shareholders other than a natural Person who is PRC residential individual (as defined in the applicable Tax Law), in any event, within thirty (30) days after the date when the Payment has been fully made, duly and properly make with the applicable PRC Tax Authority (being the PRC Tax Authority to which such filings are to be made pursuant to applicable Laws) (the “Relevant PRC Tax Authority”) the relevant Tax filings and disclosures that are required by applicable Laws in connection with the transfer of the Purchase Shares contemplated by Section 2.1 (the “Reporting Transactions”), and shall provide the Purchaser with adequate evidence (as specified below in this Section 6.8(b)) that such Tax filings have been made in accordance with applicable Laws as soon as reasonably practicable. Each Offshore Selling Shareholder other than a natural Person who is PRC residential individual agrees to promptly submit (i) all documents supplementally requested by the Relevant PRC Tax Authority in connection with such Tax filing with a copy delivered to the Purchaser therewith for review and comments, (ii) any notice or demand issued by the Relevant PRC Tax Authority in connection with the Reporting Transactions to the Purchaser For purposes of this Section 6.8(b), an acknowledgement or receipt in respect of the filing by or on behalf of such Offshore Selling Shareholder other than a natural Person who is PRC residential individual issued by the Relevant PRC Tax Authority or the original signature of an official of the Relevant PRC Tax Authority on the duplicate of the filing documents submitted by or on behalf of such Offshore Selling Shareholder other than a natural Person who is PRC residential individual shall be adequate evidence that a Tax filing has been made in respect of an Offshore Selling Shareholder other than a natural Person who is PRC residential individual.

(c) The Offshore Selling Shareholders that is a natural Person who is PRC residential individual shall as soon as possible after the Closing, duly and properly make with the Relevant PRC Tax Authority the relevant Tax filings and disclosures that are required by applicable Laws in connection with the Reporting Transactions, and shall provide the Purchaser with adequate evidence to the satisfactory of the Purchaser that such Tax filings have been made in accordance with applicable Laws as soon as reasonably practicable. Each Offshore Selling Shareholders that is a natural Person who is PRC residential individual agrees to use its commercially reasonable efforts to promptly submit, all documents supplementally requested by the Relevant PRC Tax Authority in connection with such Tax filing and any notice or demand issued by the Relevant PRC Tax Authority in connection with the Reporting Transactions to the Purchaser.

(d) To the extent that any Offshore Selling Shareholder is determined by the Relevant PRC Tax Authority to be required by applicable Laws to pay Taxes in connection with the Reporting Transactions, it shall promptly pay such Taxes and shall provide the Purchaser, as soon as reasonably practicable, with evidence that such Taxes have been paid in the form of a receipt of payment issued by the Relevant PRC Tax Authority.

(e) The Purchaser agrees to cooperate in good faith with the Offshore Selling Shareholders in connection with the Tax filing prescribed under Section 6.8(b) and shall provide the Offshore Selling Shareholders with such information as the Offshore Selling Shareholders may reasonably request in connection with such Tax filing.

(f) Notwithstanding anything in this Agreement to the contrary, (i) each Offshore Selling Shareholders shall cooperate with the Company as and to the extent reasonably requested by the Company in connection with the filing of any Tax Returns and in any threatened or actual proceeding with respect to Taxes, including the retention and (upon request) the provision of records, and (ii) nothing herein shall be deemed to prevent or restrict the Purchaser or the Company from making any Tax reporting or filing that is required or permitted to be made by the Purchaser or the Company under applicable Laws.

Section 6.9 Consent and Waiver.

(a) The Company and each Selling Shareholder hereby irrevocably consent to the transactions contemplated hereby and by the other Transaction Documents and hereby irrevocably waive, subject to the Closing taking place, any right of first refusal, right of first offer, pre-emptive right, co-sale right, or any similar or other rights that the Company or such Selling Shareholder, as applicable, may have, whether pursuant to the Existing Shareholders Agreement or the Existing Articles or otherwise, in respect of the transactions contemplated hereby and by the other Transaction Documents.

(b) Each Party (other than the Purchaser) hereby irrevocably consents to the allocation of the Offshore Purchase Price among the Offshore Selling Shareholders as specified in SCHEDULE A and Onshore Purchase Price among the Onshore Selling Shareholders as specified in SCHEDULE A. Under no circumstances will the Purchaser or any of its Affiliates have any Liability, obligation, duty or responsibility to any other Party in respect of any consideration for any equity interest or assets of any Group Company other than the consideration specifically provided for herein for such other Party.

Section 6.10 Release and Discharge.

Unless otherwise permitted under this Agreement:

(a) Effective as of and contingent upon the Closing, to the fullest extent permitted by applicable Laws, each of the Selling Shareholders, on behalf of itself and on behalf of its shareholders or members, as applicable, assigns and beneficiaries and, to the extent acting in a representative capacity, its creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained by the such Offshore Selling Shareholder), successors and assigns of any of them (collectively, the “Releasing Persons”), hereby knowingly, voluntarily, unconditionally and irrevocably waives, fully and finally releases, acquits and forever discharges each Group Company and its shareholders or members, as applicable, assigns and beneficiaries, creditors, directors, officers, managers, employees, investors, Affiliates, representatives (including any investment banking, legal or accounting firm retained by any of them), successors and assigns of any of them, Affiliates and predecessors, successors and assigns of any of them (collectively, the “Released Persons”) from any and all actions, causes of action, suits, debts, accounts, bonds, bills, covenants, contracts, controversies, obligations, claims, counterclaims, debts, demands, damages, costs, expenses, compensation or liabilities of every kind and any nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, direct or derivative on behalf of any Person, and whether arising under any agreement or understanding or otherwise at Law or equity (“Released Claims”), which such Releasing Persons, or any of them, had, has, or may have had arising from, connected or related to, or caused by any event, occurrence, cause or thing, of any type whatsoever, or otherwise, arising or existing, or occurring, in whole or in part, at any time in the past until and including the Closing against any of the Released Persons with respect to any Group Company, arising out of, relating to or in connection with such Offshore Selling Shareholder’s investment in securities in any Group Company, the Existing Articles and/or the Existing Shareholders Agreement (the “Release”). The Release shall be effective as a full, final and irrevocable accord and satisfaction and release of all of the Released Claims.

(b) Effective as of and contingent upon the Closing, each of the Offshore Selling Shareholders and the Onshore Selling Shareholders hereby irrevocably and unconditionally covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Released Person, based upon the Release or to seek to recover any amounts in connection therewith or thereunder from and after the Closing. Any Released Person may plead this Release as a complete bar to any Released Claims brought in derogation of this covenant not to sue.

(c) Each of the Offshore Selling Shareholders and Onshore Selling Shareholders agree that if it violates any provision of this Section 6.10, such Offshore Selling Shareholder or Onshore Selling Shareholder will pay the costs and expenses of defending against any related or resulting Legal Proceedings incurred by the Released Persons, including attorney’s fees, if determined by a final and legally binding judgment issued by a competent court.

Section 6.11 Termination of Prior Agreements; Adoption of Articles.

(a) The Company and each Offshore Selling Shareholder acknowledge and agree that the Existing Shareholders Agreement shall immediately and automatically terminate and cease to have any force or effect as of the Closing Date, without the need for any further action by any party thereto to effect or evidence such termination, such termination to be without any Liability to any party thereto (but, subject to Section 6.11, without prejudice to any Liability that may have accrued thereunder prior to such termination). To the extent the Existing Shareholders Agreement would have been required to be terminated in any other manner, each Party hereto agrees that the Existing Shareholders Agreement shall be deemed to have been duly amended by the requisite parties thereto to remove such other requirement and to permit the termination of the Existing Shareholders Agreement in the manner contemplated by this Section 6.11(a).

(b) The Company acknowledges and agrees that the New Articles shall be duly filed with the relevant Government Authorities of the British Virgin Islands by the Company within five (5) Business Days after the Closing and evidence of such filing shall be provided to the Purchaser to its reasonable satisfaction.

Section 6.12 Withholding Rights; The payor of any amount payable pursuant to this Agreement shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as such payor is required to deduct and withhold under the any applicable Tax Law with respect to the making of such payment. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the above, the Purchaser agrees not to deduct and withhold any amount from the Offshore Purchase Price for any Taxes in connection with Reporting Transaction. In the event that any Selling Shareholder fails to complete the Tax filing in accordance with Section 6.8(b), the Purchaser is entitled to make such Tax filing as the withholding agent for such Selling Shareholder in accordance with applicable Laws.

Section 6.13 SAFE Regulations. Each Offshore Selling Shareholder, to the extent it or its direct or indirect shareholders are subject to or under the jurisdiction of the SAFE Regulations, hereby undertakes to the Company and the Purchaser that it will, and will cause such of its direct or indirect shareholders to, fully comply with the requirements of the SAFE Regulations in connection with the transactions contemplated hereby, including to timely and properly make all such filings and registrations, or amend the applicable existing filings and registrations, as applicable, required under Circular 37 in connection with the transactions contemplated hereby.

Section 6.14 Offshore Selling Shareholder Bank Accounts. Not later than five (5) days before Closing, each Offshore Selling Shareholder shall deliver to the Purchaser a written notice, duly executed by an authorized signatory of such Offshore Selling Shareholder, setting forth details of a bank account of such Offshore Selling Shareholder maintained at a bank outside the PRC for purposes of receiving the payment of the Offshore Purchase Price for such Offshore Selling Shareholder in accordance with Section 2.8 (the “Offshore Selling Shareholder Bank Account” of such Offshore Selling Shareholder).

Section 6.15 Onshore Selling Shareholder Bank Accounts. Not later than five (5) days before Closing, each Onshore Selling Shareholder shall deliver to the Domestic Purchaser a written notice, duly executed by an authorized signatory of such Onshore Selling Shareholder, setting forth details of a bank account of such Onshore Selling Shareholder maintained at a bank within the PRC for purposes of receiving the payment of the Onshore Purchase Price for such Onshore Selling Shareholder in accordance with Section 2.8 (the “Onshore Selling Shareholder Bank Account” of such Onshore Selling Shareholder).

Section 6.16 Certain Other Pre-Closing Covenants. As soon as practicable after the date hereof, and in any event prior to the Closing, the Warrantors shall:

(a) cause each Senior Manager and Key Employee to enter into a labor contract (which shall contain non-competition, non-disparagement and non-disclosure obligations) in form and substance satisfactory to the Purchaser; and

(b) use (and shall cause their respective representatives to use) commercially reasonable efforts to provide such cooperation as may be reasonably requested by the Purchaser in connection with the arrangement of the financing for the transactions contemplated hereby.

Section 6.17 Pre-Closing Covenants to Continue. If any Selling Shareholder or Founder is required to perform any covenant or agreement herein prior to the Closing but has failed to fully perform such covenant or agreement prior to the Closing, then, without prejudice to any other rights or remedies the Purchaser may have in respect of such failure, and notwithstanding any waivers that may be granted by the Purchaser in respect of the conditions to its obligation to proceed to the Closing, such Selling Shareholder or Founder shall continue to perform such covenant or agreement after the Closing until such covenant or agreement is fully performed.

Section 6.18 Lock-Up. Each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement hereby agrees that, without the prior written consent of the Issuer, it will not, during the period commencing on the Closing Date hereof and ending two hundred and seventy (270) days after the Closing Date (the “Restricted Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any LKCO Common Shares or any other securities convertible thereto or exercisable or exchangeable therefor (collectively, the “Securities”) beneficially owned (as such term is used in Rule 13d-3 of the Securities Act) by such Offshore Selling Shareholder on the Closing Date, or publicly announce the intention to do any of the foregoing or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of the Securities or such other securities of the Purchaser, in cash or otherwise. [The foregoing sentence shall not apply to (a) transactions relating to the Securities or other securities of the Issuer acquired in open market transactions after the Closing Date, provided that no filing under Section 16(a) of the Securities Act shall be required or shall be voluntarily made in connection with subsequent sales of the Securities or other securities of the Issuer acquired in such open market transactions, (b) transfers of the Securities as a bona fide gift or through will or intestacy, (c) if any Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement is a partnership, limited liability company or corporation, transfers or distributions of the Securities to limited partners, stockholders or “affiliates” (as such term is defined in Rule 12b-2 under the Securities Act) of such Offshore Selling Shareholder, (d) transfers of any Securities to any immediate family member of such Offshore Selling Shareholder, to any trust for the direct or indirect benefit of such Offshore Selling Shareholder or any immediate family member of such Offshore Selling Shareholder, or to any entity beneficially owned and controlled by such Offshore Selling Shareholder; provided that in the case of any transfer or distribution pursuant to clause (b), (c) or (d), (i) each donee, distributee or transferee shall assume the same lock-up restrictions as provided in this Section 6.18 and (ii) no filing under Section 16(a) of the Securities Act, reporting a reduction in beneficial ownership of the Securities, shall be required or shall be voluntarily made in respect of the transfer or distribution during the Restricted Period, (e) the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Act for the transfer of the Securities or (f) award by the Purchaser to employees of the rights associated with the ordinary shares held by the Purchaser as share incentives, provided that (i) such plan under (e) or award under (f) does not provide for the transfer of the Securities during the Restricted Period and (ii) to the extent a public announcement or filing under the Securities Act, if any, is required regarding the establishment of such plan or award, such announcement or filing shall include a statement to the effect that no transfer of the Securities may be made under such plan or pursuant to or as a result of such award during the Restricted Period. In addition, each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement agrees that, without the prior written consent of the Issuer, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Securities or publicly announce the intention to do any of the foregoing. Each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of such Offshore Selling Shareholder’s Securities except in compliance with the foregoing restrictions and except that the Selling Shareholder’s Securities shall contain a restricted legend indicating such lock up agreement set forth on such share certificate in the form directed by the Purchaser.

Section 6.19 Registration.. The Issuer shall, within 15 business days after the expiration of Restricted Period, file with SEC all reports required to be filed by the Issuer pursuant to the Exchange Act to permit sales of the LKCO Common Shares by each Offshore Selling Shareholder that is acquiring the LKCO Common Shares under this Agreement without any restrictions, including the restrictions under the Securities Act within the limitations of Rule 144 under the Securities Act. The Issuer shall use its commercially reasonable efforts to promptly submit all documents supplementally requested by SEC in connection with such filing. All expense related to such filing and registration, including any fee paid to SEC, any fee for agent or any legal fee, shall be borne by the Issuer.

Article VII

Conditions to Closing

Section 7.1 Conditions Precedent to Obligations of Each Party. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by such Party, in its sole discretion, in whole or in part to the extent permitted by applicable Laws):

(a) there shall not be in effect any Law or Order by a Government Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(b) no Legal Proceeding shall have been commenced by or before any Government Authority against such Party seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement which would render it impossible or unlawful to consummate such transactions, provided, however, that the provisions of this Section 7.1(b) shall not apply if such Party has directly or indirectly solicited or encouraged any such Legal Proceeding.

Section 7.2 Conditions Precedent to Obligations of the Purchaser and Domestic Purchaser. The obligation of the Purchaser and Domestic Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser, in its sole discretion, in whole or in part to the extent permitted by applicable Laws):

(a) (i) the representations and warranties in Section 3.1, Section 3.2, Section 3.3, Section 3.4, and Section 3.5 (the foregoing representations and warranties, collectively, the “Company Fundamental Warranties”), the representations and warranties in Section 4.1, Section 4.2, Section 4.3, Section 4.4 and Section 4.5 (the foregoing representations and warranties, collectively, the “Selling Shareholder Fundamental Warranties”), the representations and warranties in Section 5.1 and Section 5.2 (the foregoing representations and warranties, collectively, the “Founder Fundamental Warranties”) shall be true and correct in all respects when made and as of the Closing with the same force and effect as if made as of the Closing, except to the extent such representations and warranties relate to another date (in which case such representations and warranties shall be true and correct in all respects as of such other date with the same force and effect as if made as of such other date), and (ii) the representations and warranties with respect to the Group Companies and/or the Selling Shareholders set forth in Article III and Article IV (other than the representations and warranties enumerated in Section 7.2(a)(i)) (A) that are not qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall have been true and correct in all respects when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing, and (B) that are qualified by “materiality”, “Material Adverse Effect” or similar qualifiers shall have been true and correct in material respects when made and as of the Closing with the same force and effect as if made as of the Closing, in each case of (A) and (B), other than such representations and warranties that relate to another date (in which case such representations and warranties shall be true and correct in all respects as of such other date with the same force and effect as if made as of such other date);

(b) the Company, the Selling Shareholders and the Founders shall have performed and complied with, in all respects, each of the obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c) the New Articles shall have been duly adopted by all necessary action of the board of directors and the shareholders of the Company, and subject to the applicable Laws, such adoption shall have become effective before Payment with no alteration or amendment as of the Closing;

(d) from and after the date hereof, there shall have been no Material Adverse Effect with respect to the Group Companies, the Selling Shareholders and the Founders;

(e) the Purchaser shall have received a certificate signed by the Founders, dated the Closing Date, certifying that the conditions set forth in Section 7.2(a) (except to the extent such conditions relate to the Selling Shareholders), Section 7.2(b) (except to the extent such conditions relate to the Selling Shareholders), and Section 7.2(c) and Section 7.2(d) have been satisfied, and a certificate signed by an authorized signatory of each Selling Shareholder (other than the Founders) certifying that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied to the extent such conditions relate to such Selling Shareholder;

(f) the Purchaser shall have closed a financing (involving a broker) pursuant to which the Purchaser receives proceeds in order to enable Purchaser to close the transaction contemplated by this Agreement.

Section 7.3 Conditions Precedent to Obligations of the Selling Shareholders and the Company. The obligations of the Selling Shareholders and the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by (i) the Company and (ii) the Offshore Selling Shareholder on behalf of all Selling Shareholders in the sole discretion of the Offshore Selling Shareholder in whole or in part to the extent permitted by applicable Laws):

(a) (i) the representations and warranties in Section 5.1, Section 5.2 and Section 5.3 shall be true and correct in all respects when made and as of the Closing with the same force and effect as if made as of the Closing, and (ii) the representations and warranties of the Purchaser set forth in this Agreement (other than those representations and warranties enumerated in Section 7.3(a)(i)) shall have been true and correct in all respects when made and shall be true and correct in all material respects as of the Closing with the same force and effect as if made as of the Closing;

(b) the Purchaser and Domestic Purchaser shall have performed and complied with, in all material respects, each of the obligations and agreements required by this Agreement to be performed or complied with by the Purchaser on or prior to the Closing Date.

Section 7.4 Frustration of Closing Conditions None of the Selling Shareholders, Company, Purchaser or Domestic Purchaser may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s failure to comply with this Agreement and consummate the transactions contemplated hereby prior to the Long-Stop Date.

Article VIII

Termination

Section 8.1 Termination of Agreement Prior to the Closing. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the Purchaser if, between the date hereof and the Closing, there is a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company, any Offshore Selling Shareholder or any Founder set forth in this Agreement, which would cause any of the conditions set forth in Section 7.1 and Section 7.2 not to be satisfied and be expected to have a Material Adverse Effect on or before the Long Stop Date and cannot be cured, or if curable, is not cured within ten (10) days after written notice of such breach is given to the Company or the Offshore Selling Shareholders (as applicable) by the Purchaser;

(b) by all Offshore Selling Shareholders or the Company if, between the date hereof and the Closing Date, there is a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser set forth in this Agreement, which would cause any of the conditions set forth in Section 7.1 and Section 7.3 not to be satisfied be expected to have a Material Adverse Effect on or before the Long Stop Date and cannot be cured, or if curable, is not cured within ten (10) days after written notice of such breach is given to the Purchaser by all Offshore Selling Shareholders or the Company;

(c) by the delivery of written notice from the Purchaser to the Selling Shareholders, if the closing conditions set forth in Article VII hereto have not been satisfied (unless the Purchaser has waived any such conditions in writing) before the Long Stop Date.

(d) by the delivery of written notice from all Offshore Selling Shareholders to the Purchaser, if the closing conditions set forth in Article VII hereto have not been satisfied (unless the Company and all Offshore Selling Shareholders have waived any such conditions in writing) before the Long Stop Date.

(e) by written consent of all Offshore Selling Shareholders, the Company and the Purchaser.

Section 8.2 Termination of Agreement After the Closing. This Agreement may be terminated by the Majority Offshore Selling Shareholders if the Purchaser or Domestic Purchaser do not deliver the Payment within 10 Business Days after the Closing Date.

Section 8.3 Procedure Upon Termination. In the event of termination by the Purchaser, the Company or the Offshore Selling Shareholders (as applicable) pursuant to Section 8.1 or Section 8.2, written notice of such termination shall forthwith be given to the other Parties, and this Agreement shall thereupon terminate without further action by any Party.

Section 8.4 Effect of Termination.

(a) Subject to this Section 8.4, in the event that this Agreement is validly terminated in accordance with Article VIII, each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to any Party; provided, that no such termination shall relieve any Party hereto from liability for a breach of any of its covenants or agreements or its representations and warranties contained in this Agreement prior to the date of termination, and provided, further, that Section 6.5, Section 6.6, this Section 8.4, Article IX and Article X shall survive any such termination.

(b) in the event that this Agreement is validly terminated in accordance with Section 8.2, the Offshore Selling Shareholder shall have the right to demand the Purchaser and the Domestic Purchaser to assist with reinstating the shareholding structure and management of the Company, WFOE and Onshore Opco to their original status as of the date of this Agreement, and the Purchaser and the Domestic Purchaser shall provide all assistance for free, including without limitation, execution of application, share transfer agreement, share transfer instrument, amendment of article of association of the Company and Onshore Opco as necessary.

Article IX

INDEMNIFICATION

Section 9.1 Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, the Warrantors and/or the Selling Shareholders contained in this Agreement shall survive the Closing until the second (2nd) anniversary of the Closing Date (the “Survival Period”). The covenants or other agreements of the Company, the Warrantors and/or the Selling Shareholders contained in this Agreement (other than those which by their terms are to be performed after the Closing) shall survive the Closing in accordance with their terms, unless and only to the extent that non-compliance with such covenants or agreements is waived in writing by the Purchaser. If written notice of a claim for indemnification has been given in accordance with the Section 9.2 prior to expiration of the applicable representations, warranties and covenants, then relevant representations, warranties and covenants shall survive such claim, until such claim has been finally resolved. The rights of the Purchaser to indemnification or any other remedy under this Agreement shall not be impacted or limited by any knowledge that the Purchaser may have acquired, or could have acquired, whether before or after the Closing Date, nor by any investigation or diligence by the Purchaser. The Selling Shareholders hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of the Purchaser, and regardless of the results of any such investigation, the Purchaser has entered into the transactions contemplated by this Agreement in express reliance upon the representations and warranties of the Selling Shareholders made in this Agreement only.

Section 9.2 Indemnification.

(a) Indemnification by Warrantors. Subject to Section 9.1, without limiting any other remedy the Purchaser may have, from and after the Closing, each of the Warrantors shall, severally and jointly, indemnify, defend and hold harmless the Purchaser and its Affiliates (including, for the avoidance of doubt, the Group Companies from and after the Closing) and their respective officers, directors, employees, agents, successors and permitted assigns (collectively, the “Purchaser Indemnitees”) from and against all Liabilities, losses, damages, claims, costs and expenses (including reasonable attorneys’ fees and expenses incurred in connection with the investigation or defense of any of the same or in responding to or cooperating with any governmental investigation), fines and penalties suffered or incurred by the Purchaser Indemnitees (in each case, whether absolute, accrued, conditional or otherwise and whether or not resulting from Third Party Claims) (hereinafter “Losses”), arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty with respect to the Group Companies set forth in Article III and any representation or warranty with respect to the Founders set forth in Article IV, or any other representations, warranties or statements set forth in the other certificates, schedules or other documents delivered by or on behalf of any Warrantor hereunder;

(ii) any breach or non-fulfillment of any covenant or obligation to be performed by any Warrantor under this Agreement, or by any Warrantor under any other Transaction Document;

(iii) any inaccuracy in or breach of any representation or warranty with respect to Tax obligation of the Group Companies under Section 3.14 and any Tax obligations of the Group Companies for the portion of any Straddle Period through the end of the Closing Date, except to the extent that such Taxes are reserved for the Interim Consolidated Financial Statements; provided that, in the case of any Straddle Period, (A) the amount of any Taxes of the Group Companies based upon or measured by net income or gain which relate to the portion of the Straddle Period through the end of the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date, and (B) the amount of any other Taxes of the Group Companies which relate to the portion of the Straddle Period through the end of the Closing Date will be determined according to an interim closing of the books to the greatest extent possible, and otherwise shall be deemed to be the amount of such Tax for the entire Straddle Period (except to the extent that such Taxes are reserved for in the Interim Consolidated Financial Statements) multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period through the end of the Closing Date and the denominator of which is the number of days in such Straddle Period;

(iv) any breach of the representations and warranties set forth in Section 3.16,

(b) Indemnification by Offshore Selling Shareholders. Subject to Section 9.1, without limiting any other remedy the Purchaser may have, from and after the Closing, each of the Offshore Selling Shareholders shall, severally but not jointly, indemnify, defend and hold harmless the Purchaser Indemnitees from and against all Losses, arising out of or relating to:

(i) any inaccuracy in or breach of any representation or warranty with respect to such Offshore Selling Shareholder set forth in Article IV (to the extent applicable), or any other representations, warranties or statements set forth in the other certificates, schedules or other documents (if any) delivered by or on behalf of such Offshore Selling Shareholder hereunder;

(ii) any breach or non-fulfillment of any covenant or obligation to be performed by such Offshore Selling Shareholder under this Agreement, or by such Offshore Selling Shareholder under any other Transaction Document to which such Offshore Selling Shareholder is a party;

(iii) any Tax obligations of the Purchaser, its Affiliates or the Group Companies arising from the failure of such Offshore Selling Shareholder to comply with its obligations under Section 6.8.

provided, however, with respect to Losses arising under Section 9.2(b), each Offshore Selling Shareholder’s liability shall be several and not joint, and shall only be with respect to the representations, warranties, covenants, obligations and agreements of such Offshore Selling Shareholder in such sections.

(c) Indemnification by Purchaser and Domestic Purchaser. The Purchaser and Domestic Purchaser agrees to indemnify each of the Selling Shareholders and their Affiliates, and their respective directors, officers, employees, agents and advisors (collectively, the “Seller Indemnitees,” and together with the Purchaser Indemnitees, the “Indemnitees”) from and against any and all Losses suffered, incurred or sustained by such Seller Indemnitee as a result of any inaccuracy in or breach of the representations and warranties made by the Purchaser in Article V of this Agreement or as a result of any breach or non-fulfillment of any covenant or obligation to be performed by the Purchaser and Domestic Purchaser under this Agreement or any Transaction Document.

(d) Notwithstanding any provision of this Agreement to the contrary except for the provision set forth under Section 9.4, the following limitations on indemnification shall apply:

(i) The Indemnitees, may not bring a claim against the other party for indemnification pursuant to Section 9.2(a), Section 9.2(b) or Section 9.2(c), as the case may be, unless the aggregate amount of Losses incurred and indemnifiable by the other Party thereunder exceeds US$1,000,000 in the aggregate (for the purpose of this item (i), Selling Shareholders and Seller Indemnitees shall be deemed as a party on the one hand and Purchaser and Purchaser Indemnitees shall be deemed as a party on the other hand).

(ii) All Selling Shareholders collectively shall not be required to pay an aggregate amount of Losses under Section 9.2(a) and/or Section 9.2(b) in excess of US$10,000,000;

(iii) Except Losses arising out of or in connection with any breach by Purchaser or Domestic Purchaser of its obligations under Section 2.8, no Purchaser or Domestic Purchaser shall be required to pay any amount of Losses under Section 9.2(c) in excess of US$10,000,000.

(iv) An Indemnitee shall use reasonable efforts to mitigate the Losses.

(v) The Indemnitees shall not be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that the Indemnitees had already been compensated with respect to such matter pursuant to other provisions of this Agreement.

(vi) Payments due under this Section 9.2 shall not be set off against payments due under any other section of this Agreement or any other agreements, including the Transaction Documents.

(e) Procedures Relating to Indemnification.

(i) Any Party seeking indemnification under this Section 9.2 (an “Indemnified Party”) shall promptly give the Party from whom indemnification is being sought (an “Indemnifying Party”) notice of any matter which such Indemnified Party has determined that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement, stating in reasonable detail the nature of the claim, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent the Indemnifying Party is materially prejudiced by such failure. With respect to any recovery or indemnification sought by an Indemnified Party from the Indemnifying Party that does not involve a Third Party Claim, if the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from its receipt of the notice from the Indemnified Party that the Indemnifying Party disputes such claim, the Indemnifying Party shall be deemed to have accepted and agreed with such claim. If the Indemnifying Party has disputed a claim for indemnification (including any Third Party Claim), the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution to such dispute. If the Indemnifying Party and the Indemnified Party cannot resolve such dispute in thirty (30) days after delivery of the dispute notice by the Indemnifying Party, such dispute shall be resolved by arbitration pursuant to Section 10.3.

(ii) If an Indemnified Party shall receive notice of any Legal Proceeding, audit, demand or assessment (each, a “Third Party Claim”) against it or which may give rise to a claim for Loss under this Section 9.2, within thirty (30) days of the receipt of such notice, the Indemnified Party shall give the Indemnifying Party notice of such Third Party Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Section 9.2 except to the extent that the Indemnifying Party is materially prejudiced by such failure. If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, then the Indemnifying Party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the Indemnified Party within five (5) days of the receipt of such notice from the Indemnified Party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the Indemnified Party in its sole and absolute discretion for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel in each jurisdiction for which the Indemnified Party determines counsel is required, at the expense of the Indemnifying Party. In the event that the Indemnifying Party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. No such Third Party Claim may be settled by the Indemnifying Party without the prior written consent of the Indemnified Party.

Section 9.3 Tax Treatment of Indemnification Payments. All indemnification payments made under this Article IX shall be treated as adjustments to the Aggregate Purchase Price and the Purchase Price for the Selling Shareholder for Tax purposes, unless otherwise required by applicable Laws.

Section 9.4 Liquidated Damages. Without limiting anything contained in this Agreement, in the event that the Purchaser and/or Domestic Purchaser fail(s) to make the full payment of the Aggregate Purchase Price to the Selling Shareholders in accordance with this Agreement, the Domestic Purchaser shall pay to the Onshore Selling Shareholders, and/or the Purchaser shall pay to the Offshore Selling Shareholders, as the case may be, liquidated damages in an amount of 0.01% of the delayed amount per day until and upon the full payment of the Aggregate Purchase Price. The Parties further acknowledge and agree that, the said amount is a genuine and reasonable pre-estimate of the Selling Shareholders' Losses caused by the said event and therefore constitutes compensation for such losses and is not a penalty, and it reflects the Selling Shareholders’ legitimate interests and is not extravagant, unreasonable or unconscionable.

Article X

Miscellaneous

Section 10.1 Expenses. Each Party shall bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby (the “Transaction Expenses”).

Section 10.2 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the laws of the Hong Kong Special Administrative Region (without giving effect to any choice of law principles thereof that would cause the application of the laws of another jurisdiction).

Section 10.3 Arbitration.

(a) Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three arbitrators to be appointed in accordance with the HKIAC Rules. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, other than any proceedings to seek the remedies of specific performance as contemplated by Section 10.5.

(b) The award of the arbitral tribunal shall be final and binding on the Parties. The Parties agree that they will not have recourse to any judicial proceedings, in any jurisdiction whatsoever, for the purpose of seeking appeal, annulment, setting aside, modification or any diminution or impairment of its terms or effect insofar as such exclusion can validly be made. Judgment upon any award rendered may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

Section 10.4 Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents represent the entire understanding and agreement among the Parties with respect to the subject matter hereof and thereof. Except as otherwise provided herein, this Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Purchaser, all Offshore Selling Shareholders and the Company. No action taken pursuant to this Agreement, including any investigation by or on behalf of any Party, shall be deemed to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

Section 10.5 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that each Party shall be entitled to specific performance of the terms hereof. It is accordingly agreed that prior to such termination, each Party shall be entitled to an injunction or injunctions to prevent such breaches of this Agreement and to enforce specifically (without proof of actual damages or harm, and not subject to any requirement for the securing or posting of any bond in connection therewith) such terms and provisions of this Agreement, this being in addition to any other remedy to which each Party is entitled at law or in equity.

Section 10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed effectively given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by fax (with written confirmation of transmission) or email (provided that the sender of email shall not have received any message that such email was not timely delivered) or (iii) two (2) Business Days following the day sent by overnight courier (with written confirmation of receipt), in each case at the addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision) in EXHIBIT C.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided in Section 9.2 hereof. No assignment of this Agreement or of any rights or obligations hereunder may be made by (i) any Selling Shareholder, directly or indirectly (by operation of law or otherwise), without the prior written consent of the Purchaser, and (ii) the Purchaser directly or indirectly (by operation of law or otherwise), without the prior written consent of all Offshore Selling Shareholders and the Company, without the prior written consent of the Purchaser, and any attempted assignment in violation of this Section 10.8 shall be void; provided, that the Purchaser may assign its rights and obligations under this Agreement to any of its Affiliates. Each obligation of the Founders hereunder shall be deemed to be on a joint and several basis, and each obligation of the Purchaser and Domestic Purchaser shall be deemed to be on a joint and several basis. Except as specifically provided in the preceding sentence, the obligations of each Selling Shareholder shall be several and not joint.

Section 10.9 Counterparts. This Agreement may be executed in any number of counterparts in PDF or other electronic format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Luokung Technology Corp.

By:
Name:
Title:

Beijing Zhong Chuan Shi Xun Technology Limited (北京中传视讯科技有限公司)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Saleya Holdings Limited

By:
Name:
Title:

Zhi-Xun Wang (王志勋)

By:

Hong-Bin Lu (陆洪彬)

By:

Zhi-Gang Wang (王志钢)

By:

Guan-Hua Fu (符冠华)

By:

YEH, MING TUNG (叶明通)

By:

Rui-Xia Ding (丁蕊霞)

By:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Globalearth Holdings Limited

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Global Earth Venture Limited

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Shanghai Zhizhuo Space Property Management Co., Ltd. (上海知卓空间资产管理有限公司)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Beijing Shengjia Tongce Technology Center (Limited Partnership) (北京盛佳同策科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yitu Youwei Technology Center (Limited Partnership) (北京易图有为科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yuandong Technology Partnership Enterprise (Limited Partnership) (北京源动科技合伙企业（有限合伙）)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Beijing Yitu Youdao Technology Center (Limited Partnership) (北京易图有道科技中心（有限合伙）)

By:
Name:
Title:

Beijing Yitu Jingshi Technology Center (Limited Partnership) (北京易图精实科技中心（有限合伙）

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Beijing Jingyingcai Investment Co., Ltd. (北京经英才投资有限公司)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Zhu-Ping Zhuang (庄竹萍)

By:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

Beijing DMG Infotech Co., Ltd. (北京龙图通信息技术有限公司)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first written above.

eMapgo Technologies (Beijing) Co., Ltd. (易图通科技（北京）有限公司)

By:
Name:
Title:

[EMG - Signature Page to Share Purchase Agreement]

SCHEDULE A
PART I – OFFSHORE SELLING SHAREHOLDERS AND PURCHASED SHARES

Offshore Selling Shareholder (Full Name)	Type of Purchased Shares	Purchased Shares (Number of Share)	Purchase Price - Cash (RMB)	Purchase Price – Share[1] (Number of Share)
Zhi-Xun Wang (王志勋)	Common Shares	2,000,000	16,809,842	-
	Series C Preferred Shares	11,734,616	1,509,616	911,459
Hong-Bin Lu (陆洪彬)	Common Shares	8,061,945	26,318,411	1,319,984
Zhi-Gang Wang (王志钢)	Common Shares	4,050,000	37,154,578	/
Guan-Hua Fu (符冠华)	Common Shares	1,920,000	5,140,649	344,082
YEH, MING TUNG (叶明通)	Common Shares	582,000	1,558,064	104,300
Rui-Xia Ding (丁蕊霞)	Common Shares	160,000	427,988	28,673
Globalearth Holdings Limited	Common Shares	426,000	6,673,801	/
	Series A Preferred Shares	6,745,455	105,675,636	/
	Series B Preferred Shares	5,878,182	92,088,766	/
Global Earth Venture Limited	Series D Preferred Shares	7,080,143	110,918,925	/
Total	-	48,638,341	404,276,276	2,708,498

Notice 1: the number of share is subject to the further adjustment according to the Exchange Rate at the date of Closing

SCHEDULE A

PART II – ONSHORE SELLING SHAREHOLDERS AND PURCHASED EQUITY INTERESTS

Onshore Selling Shareholder (Full Name)	Purchased Equity Interests (RMB)	Onshore Purchase Price (RMB)
北京盛佳同策科技中心（有限合伙）	23,563,300	153,000,000
北京易图有为科技中心（有限合伙）	12,389,800	35,430,049
北京源动科技合伙企业（有限合伙）	7,384,500	26,670,988
北京易图有道科技中心（有限合伙）	568,500	2,352,715
北京易图精实科技中心（有限合伙）	1,650,600	6,821,956
北京经英才投资有限公司	10,213,200	42,747,429
符冠华	3,855,000	10,996,800
庄竹萍	1,168,800	3,333,600
丁蕊霞	321,000	916,800
上海知卓空间资产管理有限公司	23,021,300	23,021,300
Total	84,136,000	305,291,637

SCHEDULE B
OUTGOING DIRECTORS

Outgoing Directors:

Company：

•	Zhi-Gang Wang (王志钢)
•	Zhi-Xun Wang (王志勋)
•	YEH, MING TUNG (叶明通)
•	CHUANG VINCENT TAO (陶闯)
•	Hong-Bin Lu (陆洪彬)
•	Shi-Chao Wang (王世超)
•	Yu-Qiu Wang (王宇秋)

WFOE：

•	Zhi-Gang Wang (王志钢)
•	Zhi-Xun Wang (王志勋)
•	YEH, MING TUNG (叶明通)
•	Hong-Bin Lu (陆洪彬)
•	CHUANG VINCENT TAO (陶闯)
•	Yu-Qiu Wang (王宇秋)
•	Shi-Chao Wang (王世超)

Onshore Opco：

•	Zhi-Xun Wang (王志勋)
•	Hong-Bin Lu (陆洪彬)
•	Bin Zhao (赵斌)
•	Cheng Yang (羊铖)
•	Yu-Qiu Wang (王宇秋)
•	Shi-Chao Wang (王世超)
•	Xin Du (杜欣)

SCHEDULE C
SENIOR MANAGERS AND KEY EMPLOYEES

No.	Name	Title
1	Zhi-Gang Wang (王志钢)	Chairman of the Board
2	Hong-Bin Lu (陆洪彬)	CEO
3	Zhi-Yong Liu (刘志勇)	Senior VP
4	Bin Zhao (赵斌)	Senior VP, CTO
5	Cheng Yang (羊铖)	VP, R&D of Autonomous Driving
6	Hui Zhang (张辉)	VP, Map Production
7	Ke Lu (陆科)	Assistant President, to Auto BU
8	Peng Cheng (程鹏)	VP, to B BU
9	Zhong-Wei Xia (夏忠伟)	Executive Director, to G BU
10	Dong-Sheng Peng (彭冬生)	VP, CFO
11	Zhen Chen (陈震)	Executive Director of Human Resources
12	Chuan-Fu Yao (姚传夫)	R&D Director, Map Production Tools
13	Chang-Xing Luo (罗昌兴)	R&D Director, Big-data Analysis
14	Yi Ding (丁轶)	RD Manager, Database
15	Jian-Yun Bai (白建云)	IT Director
16	Yan-Wu Liu (刘炎武)	Director, Product Development, SD Map
17	Zhao-Ping Zeng (曾昭平)	Executive Director, R&D of HD Map
18	Jiang-Long Hu (胡江龙) )	R&D Director, HD Map Applications
19	Hai-Liang Ruan (阮海亮)	Senior R&D Manager, Image Recognition
20	Hang Zhou (周航)	R&D Manager, HD Map
21	Fu-Kang Song (宋福康)	Executive Director, Map Service Platform
22	En-Wei Zhang (章恩伟)	R&D Director, Applications of Map Service
23	Zhen-Hai Feng (冯振海)	Senior Manager, Product Development, Map Service
24	Ding-Hao Zhang (张丁浩)	R&D Manager, Map Service Platform
25	Xin-Ying Xu (续新迎)	R&D Manager, Map Service Platform
26	Jia-Yu Xu (徐嘉誉)	R&D Manager, Map Service Platform
27	Pei-He Li (李佩河)	Director, Planning of Map Production
28	Feng-Ping Duan (端锋平)	Executive Director, Process Design of Map Production

No.	Name	Title
29	Yin Lu (陆银)	Director, Map Data Acquisition
30	Wei-Zhe Zheng (郑伟哲)	Director, Map Processing
31	Yun-Yan Ma (马云艳)	Director, Map Creation
32	Meng-Meng Zhang (张蒙蒙)	Director, Quality Management
33	Qi-Kun Yang (杨琪坤)	Executive Director, To Auto BU
34	Li Zhao (赵立)	Director of Sales, To Auto BU
35	Yue Pan (潘玥)	Executive Director, Project Management, To Auto BU
36	Lin Sun (孙霖)	Executive Director, Product Development, To Auto BU
37	Wei-Juan Wang (王卫娟)	Senior Manager, Project Management, To Auto BU
38	Yong-Lin Tang (汤咏林)	Director of BD, To Auto BU
39	Yan Yin (尹艳)	Senior Manager, Project Management, To B BU
40	Yong Liu (刘永)	Director of BD, To B BU
41	Zhi-Qiang Han (韩志强)	Director of Sales, To B BU
42	Xue Chen (陈雪)	Executive Director, Marketing
43	Zeng Wang (王增)	Senior Manager, Government Affairs
44	Jie Chen（陈杰）	R&D Manager, Map Production Tools

EXHIBIT A
FORM OF RESIGNATION AND RELEASE LETTERS

The Board of Directors
[GROUP COMPANY NAME] (the “Company”)
[GROUP COMPANY ADDRESS]

[DATE]

Dear Sirs,

I hereby resign as a director [and ____] [specify any other applicable positions] of the Company with effect from the date of this letter.

I irrevocably confirm that I (in my capacity as director [and ____] [specify any other applicable positions] of the Company) have no claims (whether under common law, contract, equity, statute or otherwise and whether present, future, actual, contingent or otherwise) against the Company, or its directors, officers, employees or shareholders in respect of loss of office as a director of the Company or in respect of accrued remuneration or reimbursement. To the extent that any such claim(s) may exist, I irrevocably and unconditionally waive it or them and release the Company and its directors, officers, employees and shareholder from any liability in respect thereof. I further irrevocably confirm termination of that certain director indemnification agreement dated [●] by and between the undersigned and the Company.

To the maximum extent permitted by the laws of the place of incorporation of the Company, this letter and all matters arising out of or relating to this letter shall be interpreted, construed and governed by and in accordance with the laws of Hong Kong without giving effect to any choice or conflict of law provision or rule therein.

Yours faithfully,

[NAME OF DIRECTOR]

EXHIBIT B
FORM OF INSTRUMENT OF TRANSFER

INSTRUMENT OF TRANSFER

Saleya Holding Limited
(the “Company”)

I/We, <Transferor’s name> of <Transferor’s address> in consideration of the Sum of USD[●] and [●] LKCO Common Shares paid to me by <Transferee’s name> of <Transferee’s address> (hereinafter called “the said Transferee”) do hereby transfer to the said Transferee the <Number of shares> shares standing in my name in the register of Saleya Holdings Limited to hold unto the said Transferee subject to the terms and conditions upon which I/We hold the same at the time of execution hereof. We, the said Transferee do hereby agree to take the said Shares subject to the same conditions.

Date:

Witness our hand the

Name
Address	<Transferor’s name>
Transferor

Witness to the signature(s) of

Name
Address	<Transferee’s name>
Transferee

EXHIBIT C
NOTICE

If to the Purchaser and the Group Companies (after the Closing Date):

Address:	Room 808, 810-811, Tower B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District, Beijing (北京市朝阳区光华路9号SOHO二期B座808，810-811室)
Attention:	Jie Yu (于杰)
Email address:	yujie@luokung.com

If to the Company (before the Closing Date):

Address:	Floor 5, Building 1 (East Wing), Nuode Center, 128 South 4th Ring West Road, Fengtai District, Beijing (北京市丰台区南四环西路128号院诺德中心1号楼东配楼5层)
Fax:	010-63713831
Attention:	Zhi-Gang Wang
Email address:	zhigang.wang@emapgo.com.cn

If to Ming-Tung Yeh:

Address:	Rm.202, No.1, Alley 288, Hetian Rd, Shanghai (上海市和田路288弄1号202室)
Fax:	021-56904729
Attention:	Ming-Tung Yeh
Email address:	tony@astrob.com

If to Zhi-Gang Wang:

Address:	Floor 5, Building 1 (East Wing), Nuode Center, 128 South 4th Ring West Road, Fengtai District, Beijing (北京市丰台区南四环西路128号院诺德中心1号楼东配楼5层)

Fax:	010-63713831
Attention:	Zhi-Gang Wang
Email address:	zhigang.wang@emapgo.com.cn

If to Zhi-Xun Wang:

Address:	Floor 5, Building 1 (East Wing), Nuode Center, 128 South 4th Ring West Road, Fengtai District, Beijing (北京市丰台区南四环西路128号院诺德中心1号楼东配楼5层)
Fax:	010-63713831
Attention:	Zhi-Xun Wang
Email address:	zhixun.wang@emapgo.com.cn

If to Rui-Xia Ding:

Address:	Floor 5, Building 1 (East Wing), Nuode Center, 128 South 4th Ring West Road, Fengtai District, Beijing (北京市丰台区南四环西路128号院诺德中心1号楼东配楼5层)
Fax:	010-63713831
Attention:	Rui-Xia Ding
Email address:	13584029827@139.com

If to Hong-Bin Lu:

Address:	Floor 5, Building 1 (East Wing), Nuode Center, 128 South 4th Ring West Road, Fengtai District, Beijing (北京市丰台区南四环西路128号院诺德中心1号楼东配楼5层)
Fax:	010-63713831
Attention:	Hong-Bin Lu
Email address:	hongbin.lu@emapgo.com.cn

If to Guan-Hua Fu:

Address:	No.8 Fuchunjiang East Stree, Jianye District, Nanjing (南京市建邺区富春江东街8号)

Fax:	025-86576666
Attention:	Guan-Hua Fu
Email address:	MarkFu@jsti.com

If to Globalearth Holding Limited:

Address:	7th floor, Building A, No. 58 Xiangke Road, Pudong New District, Shanghai (上海市浦东新区祥科路58号A栋7楼)
Attention:	Ying Jiang
Email address:	kk.jiang@wayz.ai

If to Global Earth Venture Limited:

Address:	7th floor, Building A, No. 58 Xiangke Road, Pudong New District, Shanghai (上海市浦东新区祥科路58号A栋7楼)
Attention:	Ying Jiang
Email address:	kk.jiang@wayz.ai

EXHIBIT D
ONSHORE EQUITY TRANSFER AGREEMENT